
Coca-Cola

ENDURING VALUE

The Coca-Cola Company 2001 Annual Report

The Coca-Cola Company exists to benefit and refresh everyone *it touches.*

FOR MORE THAN A CENTURY,
WE HAVE BEEN FULFILLING THIS PROMISE.

FINANCIAL HIGHLIGHTS

Year Ended December 31, (In millions except per share data, ratios and growth rates)	2001	2000	Percent Change
Net operating revenues	$ 20,092	$ 19,889	1%
Operating income	$ 5,352	$ 3,691	45%
Net income	$ 3,969	$ 2,177	82%
Net income per share (*basic*)	$ 1.60[1]	$ 0.88[2]	82%
Net income per share (*diluted*)	$ 1.60[1]	$ 0.88[2]	82%
Net cash provided by operating activities	$ 4,110	$ 3,585	15%
Business reinvestment	$ (963)	$ (779)	24%
Dividends paid	$ (1,791)	$ (1,685)	6%
Share repurchase activity	$ (277)	$ (133)	108%
Free cash flow	$ 3,147	$ 2,806	12%
Return on capital	26.6%	16.2%	
Return on common equity	38.5%	23.1%	
Unit case sales (*in billions*)			
International operations	12.5	11.9	5%
North America operations	5.3	5.2	2%
Worldwide	17.8	17.1	4%

1 2001 basic and diluted net income per share includes a non-cash gain of $.02 per share after taxes, which was recognized on the issuance of stock by Coca-Cola Enterprises Inc., one of our equity investees.

2 2000 basic and diluted net income per share includes the following charges: $.24 per share after income taxes related to an organizational Realignment; $.19 per share after income taxes related to the Company's portion of charges recorded by our investees; $.16 per share after income taxes related to the impairment of certain bottling, manufacturing and intangible assets; $.05 per share after income taxes related to the settlement terms of a discrimination lawsuit; and $.01 per share after income taxes related to incremental marketing expenses in Central Europe. These charges are partially offset by a gain of $.05 per share after income taxes related to the merger of Coca-Cola Beverages plc and Hellenic Bottling Company S.A. and $.04 per share after income taxes related to benefits from a tax rate reduction in Germany and from favorable tax planning strategies.

3 Excludes Corporate.

YEAR END MARKET VALUE OF COMMON STOCK (*in billions*)


$4.3
$53.3
$117.2
1981
1991
2001

OPERATING INCOME[3]


North America Operations 24%
International Operations 76%



Douglas N. Daft
CHAIRMAN, BOARD OF DIRECTORS,
AND CHIEF EXECUTIVE OFFICER

Dear *fellow share owners,*

Time and again throughout our long history, we have demonstrated that when our brands, our people and our bottling partners are working together and performing at their best, The Coca-Cola Company is unbeatable.

This year, we focused intently on strengthening the connections—the trusting relationships—that are the heart of that formula for success. We have more to do, including securing your trust that we will deliver the long-term value you expect and deserve. Nevertheless, given the scope and severity of the business challenges we—like every company—faced this year, our results reflect the momentum we are beginning to see:

- *worldwide volume increased by 4 percent with strong international growth of 5 percent and clear signs that our North American business is growing solidly and predictably;*
- *earnings per share grew by 82 percent, as we delivered on our commitment to create volume growth while aggressively managing costs;*
- *return on common equity grew from 23 percent in 2000 to 38 percent this year;*
- *return on capital increased from 16 percent in 2000 to 27 percent in 2001; and*
- *as we managed our business more effectively, we generated free cash flow of $3.1 billion, up from $2.8 billion in 2000, a clear indication of our underlying financial strength.*

Importantly, we began to see consistency and stability in our results over the course of the year, demonstrating that the work we have done to improve the efficiency and productivity of our operations is taking hold. At the same time, we made considerable progress against our strategy.

OUR BRANDS: ACCELERATING CARBONATED SOFT-DRINK GROWTH...

In 2001, we grew our carbonated soft-drink business by nearly 250 million unit cases and generated record volumes. Because carbonated soft drinks are the largest growth segment within the nonalcoholic ready-to-drink beverage category measured by volume, we know that accelerating this pace is crucial to our future success.

Our performance this year was led by the steady progress we made with Coca-Cola. Through innovative marketing programs, we deepened the already strong connections between consumers and the world's most popular brand, reminding them of why they trust us to deliver refreshment anytime, anywhere—from New York to Shanghai.

In 2002, we expect that growing momentum from our marketing programs for Coca-Cola, as well as successful new product launches such as diet Coke with lemon, will generate additional growth opportunities for the cola category and for our brands in particular.

This year, we also energized many of our other carbonated brands. For example, Fanta, the third-largest carbonated soft drink brand in the world outside North America, became a truly global brand when we reintroduced it in an array of fruit flavors to key regions in the United States.

...AND SELECTIVELY BROADENING OUR FAMILY OF BEVERAGE BRANDS

Even as we grew our carbonated soft-drink business to ensure long-term growth, we profitably expanded our family of beverage brands. This year, by satisfying consumer tastes and preferences, we had the fastest-growing juice, sports drink and water brands in the United States. We transformed our juice and juice-based beverage business into a true growth driver, building a global business that is the largest in the world, with nearly one billion unit cases sold annually.

With brands such as Minute Maid, Hi-C, Simply Orange and Disney juices and juice drinks in the United States, Qoo in Asia, Kapo in Latin America and Bibo in Africa, The Minute Maid Company has a firm footing for growth worldwide. With the acquisition of Odwalla, Inc. and its refrigerated distribution system, it is also developing profitable alternative routes to market.

This year, we relaunched our global sports-drink business, investing in new products, packaging, positioning and marketing. The results speak for themselves: Our global sports drinks, led by POWERADE and Aquarius, grew by 13 percent in 2001, nearly double the growth rate of the worldwide sports-drink category. Revitalized in the United States, we introduced POWERADE in nearly every major Western European market, including Great Britain, Germany and Spain, as well as in Mexico and Latin America.

This year, The Coca-Cola Company also successfully energized a major piece of our beverage strategy—water. By the end of 2001, our bottled water volume exceeded 570 million unit cases, making it our second biggest contributor to our growth after carbonated soft drinks. Three of our water brands, Dasani, Ciel and Bonaqua each achieved sales of over 100 million unit cases for the year.

Our commitment to devote resources to water only in markets where we expect profitable growth paid dividends. We successfully applied our approach to brands in several key markets, including Ciel in Mexico, Mori No Mizudayori in Japan, Bonaqua in Russia and Kinley in India. Backed by our strong network of bottling partners throughout the United States, Dasani became the nation's fastest-growing water brand.

In 2001, we also made good progress in coffees and teas. Beverage Partners Worldwide, our renewed and strengthened marketing partnership with Nestlé S.A., began operations this year. This partnership combines Nestlé's knowledge in life science, research and development with our expertise in brand-building and distribution.

At the same time, we grew GEORGIA coffee in Japan by 3 percent through award-winning marketing in a category that was flat for the year. Also in Japan—where The Coca-Cola Company is the leader in the total tea category, the second-largest category in the nonalcoholic ready-to-drink segment—we launched Marocha Green Tea. With sales of 46 million unit cases

VOLUME GROWTH IN 2001 WAS DRIVEN BY CARBONATED SOFT DRINKS AND BY SELECTIVELY BROADENING OUR FAMILY OF BEVERAGE BRANDS.


Teas and Coffees
Sports Drinks
Carbonated Soft Drinks (CSDs)
Juices and Juice Drinks
Water

WORLDWIDE INCREMENTAL UNIT CASE GROWTH IN 2001

for the year, Marocha Green Tea was the fastest-growing product in the fastest-growing category: green tea. The popularity of Marocha was also recognized by the industry with a leading trade journal naming Marocha the most popular new food and beverage product of the year.

OUR PEOPLE: INNOVATING IN ALL WE DO

Throughout The Coca-Cola Company, our people devised new, creative ways to forge bonds with our consumers. Fresh ideas are required in every corner of the business, and this year we had them in abundance. In addition to those initiatives mentioned throughout this Annual Report, in North America, Katherine Skinner and Rohan Oza put together a team of talented young managers that transformed POWERADE into our newest global brand. In Mexico, our largest Latin American market, Verónica de la Mora, Nemesio Díez, Sandra Osorio and their team worked with almost all of our bottling partners there on the introduction of Senzao, a guaraná-flavored beverage. With over 17 million unit cases sold in its first 10 months, Senzao was our most successful new product in Mexico this year. In Eurasia, the entire Turkuaz brand team worked together to launch Turkey's first purified water brand. Thanks to their efforts, Turkuaz has enjoyed great initial success.

OUR BOTTLING PARTNERS: GROWING TOGETHER

The financial health and success of our bottling partners is a critical component of The Coca-Cola Company's ability to build and deliver leading brands. In 2001, we worked with our bottlers to turn good intentions into reality by improving the system economics, and a number of key bottlers made significant strides in enhancing their financial health.

Our results in 2001 reflect this steadily improving and mutually constructive relationship between the Company and our bottling partners. Working with our largest partner, Coca-Cola Enterprises Inc., we agreed upon a joint strategic program to continue realizing shared opportunities for growth, with closer coordination of operations including customer relationships, logistics and production.

In other important markets we worked together with bottlers to optimize distribution capabilities and ownership structures. In the Philippines, the Company, together with San Miguel Corporation, purchased Coca-Cola Bottlers Philippines, Inc. from Coca-Cola Amatil Limited. With the subsequent purchase of a majority interest in Cosmos Bottling Corporation, we are able to offer our consumers the broadest range of category-leading brands.

In Russia, The Coca-Cola Company created a single bottling franchise and successfully completed its sale to Coca-Cola HBC S.A. With this transaction, we have established a platform for significant growth of the business, capitalizing on the efficiencies of a single bottler system appropriate to the market. Russia achieved 25 percent volume growth in 2001, including an 18 percent increase in unit case sales of Coca-Cola.

A TRUSTED CORPORATE CITIZEN

Our commitment to corporate social responsibility is integral to the way we do business. Through our actions, we strive to earn the world's continued trust in our Company and our brands. This month we will publish "Keeping Our Promise," reflecting the value we place on citizenship throughout our system.

There can be no better evidence of how we view our responsibility to our communities than the direct response of The Coca-Cola Company to the catastrophe of September 11. Our actions demonstrated the heritage of The Coca-Cola Company as one rooted in relationships—a company our communities can count on for support in the worst of times as well as in the best. Thousands of our people, working tirelessly with their peers at several of our bottling partners, rose to deliver whatever was needed most. We will demonstrate our support once again as we hold our upcoming Annual Meeting of Share Owners in New York City.

As I said at the outset, your Company is unbeatable when our system is operating at its peak, that is, when our people and our partners are working in close cooperation to innovate, create and deliver the world's greatest brands. That combination infuses all the elements of the strategy that we are implementing to deliver value to our share owners in the year to come, and well into the future:

- *accelerate carbonated soft-drink growth, led by Coca-Cola;*
- *selectively broaden our family of beverage brands to drive profitable growth;*
- *grow system profitability and capability together with our bottling partners;*
- *serve customers with creativity and consistency to generate growth across all channels;*
- *direct investments to highest potential areas across markets; and*
- *drive efficiency and cost-effectiveness everywhere.*

The examples outlined in the following pages demonstrate how we are working to optimize the powerful combination of these fundamental and enduring attributes—our brands and our people working in tandem with our bottling partners.

There is still much to accomplish. We are mindful that we must continually challenge ourselves to perform better and embrace change as an ever-present factor in the life of any competitive endeavor. I want to thank all the people of The Coca-Cola Company for the hard work necessary to deliver long-term value to the share owners of this great enterprise. In doing so, we will fulfill the Promise of The Coca-Cola Company—that we exist to benefit and refresh everyone who is touched by our business.

Douglas N. Daft
CHAIRMAN, BOARD OF DIRECTORS, AND
CHIEF EXECUTIVE OFFICER

INNOVATION DRIVES OUR
PRESENT AND FUTURE PRIORITIES:

Accelerate carbonated soft-drink growth, led by Coca-Cola

Selectively broaden our family of beverage brands to drive profitable growth

Grow system profitability and capability *together* with our bottling partners

Serve customers with creativity and consistency to generate growth across all channels

Direct investments to highest potential areas across markets

Drive efficiency and cost-effectiveness everywhere

The success of

THE COCA-COLA COMPANY

rests on

TWO BUILDING BLOCKS:

Our ability to connect with consumers by creating brands they love;

and

The capacity of our people, together with our bottling partners, to find new and appealing ways to deliver those brands to thirsty people everywhere.

WHAT FOLLOW ARE A FEW EXAMPLES OF HOW WE ARE DOING THESE TWO BASIC THINGS BETTER AND BETTER, AND DELIVERING RESULTS.


WHALEY AND CROSTHWAITE

From Coca-Cola

THE WORLD'S

NUMBER ONE BRAND

TO OUR EXPANDING FAMILY OF BEVERAGES,

we know how to forge lasting connections between consumers and our brands.

PEOPLE ALL OVER THE GLOBE KNOW AND TRUST OUR PRODUCTS TO PROVIDE REFRESHMENT ANYTIME, ANYWHERE, AT EVERY STAGE OF LIFE.

Coca-Cola: The World's Brand

In 2001, Coca-Cola connected with people around the world on over 250 billion occasions. In other words, someone chose a Coca-Cola—diet or light or classic, with cherry or with lemon, with or without caffeine—nearly half a million times every minute of every day. Through innovations in our marketing and packaging, our global brand is growing in key markets and strengthening its relationship with more and more people.

This year our marketing programs forged new bonds with consumers everywhere. With the release of the first Harry Potter movie, we activated our multi-year partnership with Warner Bros. Pictures. We created programs in 43 countries to build on the renewed interest in reading inspired by the Harry Potter books; in the United States alone, we donated over one million books.

To coincide with the movie, we initiated marketing programs involving well over one billion promotional packages in several key markets. The phenomenal success of the movie and our campaign accelerated growth for Coca-Cola in North America and other regions in the fourth quarter.

In many of our key markets, we also used the Internet to create programs that emotionally resonated with consumers.

During the spring of 2001, teens throughout Great Britain participated in the "Real Coke Rush," an online auction, bidding on the Internet for prizes using Coca-Cola ring pulls and labels as currency. The marketing program won 10 different awards for innovation excellence, and helped drive volume growth of over 8 percent for Coca-Cola.

We also designed marketing programs around the world that tapped into consumers' emotional connections with our brand and with soccer, the world's favorite sport.

In 2001, Coca-Cola became the official beverage of the national Chinese soccer team, as it sought qualification to the FIFA World Cup Finals. With a television audience of 150 million for the first match, we organized a live telecast performance of an instantly popular song that became widely regarded as the "Team China Anthem." In October, when China qualified for the Finals, we honored the athletes and celebrated with Team China promotions.

Just as our marketing created deeper relationships with consumers, our innovations in packaging responded to changing lifestyles and tastes.

In key markets we created new packaging sizes to satisfy consumer demands. Increasingly, Mexican




PULL
Diet Coke
Diet Coke

GLOBAL UNIT CASE SALES OF COCA-COLA
(in billions)


1.2
3.8
7.3
10.7
1971
1981
1991
2001

families have lunch together at home. The average Mexican household drinks two-and-a-half liters or more of soft drinks during that break, while a two-liter bottle was the largest available package. We introduced a convenient two-and-a-half liter bottle to select regions, contributing to the sale of nearly 1.5 billion unit cases of Coca-Cola in Mexico this year. This larger bottle will complete its nationwide rollout in 2002.

In China, Coca-Cola is an integral part of holiday celebrations and the family get-togethers that accompany such events. We increased our two largest bottle sizes during the 2001 holidays, and festival packaging helped drive a 6 percent volume increase for Coca-Cola.

Our packaging innovations do not just involve resizing. We have also responded to consumers' changing fashion styles with new bottles.

This year, we gave diet Coke a new twist in two critical markets. In Northern Ireland, where diet Coke consumption is the highest per capita in the world, and in the Republic of Ireland, we launched a stylish promotional 500-ml silver bottle. This promotion increased volume of that size by 40 percent and diet Coke overall by 14 percent during March and April.

In the United States, recognizing that consumers often enjoy their diet Coke with a slice of lemon, we "bottled" the concept. The result—diet Coke with lemon—contributed to volume growth of 4 percent for the number-one diet soft drink in North America: diet Coke.

Our commitment to packaging innovation also resulted in new initiatives for our fountain business, a channel through which many consumers enjoy Coca-Cola. In the United States, we developed iFountain, a total beverage dispensing system that is more flexible and more reliable. Two years of research resulted in a dispensing system that provides exceptional beverage quality, easy to upgrade technology, brand and graphic customization and improved reliability. Building on the legacy of leadership that began over 115 years ago with the first serving of Coca-Cola at the fountain counter of an Atlanta pharmacy, this new technology enables us to continue to meet changing consumer and customer needs.

COUNTRIES WHERE COCA-COLA IS A
BILLION DOLLAR(+) BRAND

Brazil
Germany
Great Britain
Japan
Mexico
Spain
United States

Fanta: another successful global brand

Each year, in every country we are finding innovative ways to connect with consumers and drive growth. We will continue to refresh consumers with Coca-Cola, our first global brand, even as we add to and strengthen our other global brands, including Fanta.

Fanta is the third-largest carbonated soft drink in the world outside of North America. Second only to Coca-Cola in many of our key markets, Fanta is currently the world's leading orange-flavored carbonated soft drink. Fanta is available in a range of flavors which vary by local consumer tastes, including orange—our most popular flavor—lemon and strawberry.

In 2001, we expanded Fanta in several of our key markets. In Spain, promotions and seasonal new flavors led to 7 percent volume growth; while in Mexico, new flavors and packaging contributed to 9 percent volume growth; and in Great Britain, innovative marketing resulted in 42 percent volume growth in 2001.

For decades Fanta has enjoyed strong international growth. With its reintroduction in the United States in 2001, it became a truly global brand. Working with Coca-Cola Enterprises Inc. and other bottling partners, we launched Fanta in targeted regions throughout the year, resulting in incremental unit case sales of over 17 million for 2001. We expect to build on that popularity with a nationwide rollout of Fanta in 2002, so that more U.S. consumers can join people around the world in enjoying this global brand.

UNIT CASE SALES OF FANTA BY OPERATING SEGMENT IN 2001


North America 4%
Africa 13%
Europe, Eurasia & Middle East 42%
Asia 18%
Latin America 23%

ALL OPERATING SEGMENTS CONTRIBUTED TO 6 PERCENT GROWTH FOR FANTA IN 2001


fanta


SWEDEN

POWERADE:

We have applied the expertise that made Coca-Cola the world's number one brand to accelerate the growth of our global brands—not just Sprite and Fanta, but also POWERADE. Together, these offer thirsty people all around the world the refreshment they desire.

POWERADE is adding to the global brand success story—fast. In 2001, POWERADE and our other sports drinks accounted for nearly 40 percent of the growth in the worldwide sports-drink category.

Borrowing from a marketing concept that resulted in rapid growth in the Japanese sports-drink category, in July we relaunched POWERADE in the United States with innovative advertising and new packaging for the reformulated beverage, creating volume growth of 24 percent in the second half of the year.

In 2001 we introduced POWERADE in major Western European markets as well as Mexico and other Latin American markets. Worldwide in the sports-drink category, these launches contributed to a total volume increase of 22 percent in 2001.



POWERADE
POWERADE
POWERADE
29

Qoo: from local brand to *regional success*

How did a little blue cartoon character and a nutritious fruit drink become one of Asia's most recognized brands? The answer is the story of Qoo, a noncarbonated juice drink that appeals to both kids and parents alike—and the lovable Qoo character who is taking Asia by storm.

We introduced Qoo two years ago in Japan with a double appeal: Kids like Qoo because it is a delicious, colorful fruit drink packaged with the popular Qoo character. Parents like it because it is enhanced with calcium and vitamin C and their kids love to drink it.

Qoo became part of children's lives in many ways, including appearances every morning on six Tokyo television networks, where the Qoo character teaches kids new dances—from salsa to disco—and concludes with a refreshing glass of Qoo. This campaign strengthened the bond between Qoo and millions of Japanese schoolchildren who routinely perform the character's latest dance on playgrounds before school. Qoo has become the second-most recognizable icon in the country among young children.

These marketing initiatives elevated Qoo to the number-one juice drink in Japan and the fastest growing brand in the Japanese juice-based beverage category.

By carefully tailoring Qoo to the tastes of other Asian markets, we expanded this phenomenal Japanese success across the region, making Qoo the leading juice drink in Asia. Contributing to the rapid growth of Qoo in other countries were customized, technology-based marketing campaigns that built relationships with consumers. Efforts included Web sites, "viral" campaigns using short text messages on cell phones, fan clubs, stuffed animals and teen ambassadors to spread the excitement. Every campaign used techniques unique to each market for this regional brand.

The result? In Korea, within six months Qoo became our third-best selling brand and the leading juice drink. In Singapore, Qoo became the number-one juice beverage within two months, where we expect its volume to more than double in 2002.

Our successful Qoo launches in 2001 culminated with Taiwan, Hong Kong and targeted parts of China during the fourth quarter. With innovative marketing and promotion, Qoo is already taking off in these new markets, and we plan to expand Qoo to even more Asian markets, including the rest of China and Thailand, in 2002.

REGIONAL VOLUME GROWTH OF QOO



1999
2000
2001

IN ASIA, UNIT CASE SALES OF QOO GREW 23 PERCENT IN 2001

JAPAN KOREA SINGAPORE


Qoo
Qoo



Kuat: local appeal, dramatic growth

In Brazil, the Amazon jungle is the source of guaraná—a berry known for its distinctive taste and invigorating properties. Guaraná-flavored drinks are a local favorite. Second to the cola category, they comprise 28 percent of the carbonated soft-drink segment, which represents 73 percent of the $6 billion nonalcoholic ready-to-drink segment in Brazil.

Our experience with Kuat, a guaraná drink launched in 1997, is another example of how we expand our family of brands and connect with consumers in ways that appeal to local tastes.

This year, Kuat broke away from the pack of 10 other guaraná brands and achieved a strong second-place position within the $1 billion category, just behind the 80-year-old established leader. With volume growth of 25 percent in 2001, Kuat easily outpaced the competition's growth rate.

The carefully developed flavor of Kuat appeals to local guaraná drinkers. This authentic taste, combined with our deep understanding of the Brazilian market and our creative marketing initiatives, established Kuat as a premium guaraná brand.

In 2001, we developed campaigns to coincide with celebrations around Brazil. At these street events, including Rio de Janeiro's Carnivale, we covered buses and buildings with images of Kuat, bringing the dense, seductive feeling of the Amazon into the city.

Our marketing has increased the appeal of Kuat as the contemporary guaraná beverage. Kuat became the leading guaraná brand in supermarkets regionally; and in some bottler areas it achieved the number-one position within the category across all sales channels.

In the second half of 2001, we built on that momentum and focused on growing our sales in cafes and bars. In these outlets, Brazilians typically ask for "guaraná," instead of distinguishing between brands. We increased volume of Kuat by 14 percent in these outlets through marketing that featured local celebrities asking for Kuat by name.

We recognize that continued growth of Kuat requires investment in local resources. That is why in 2001, we planted additional acres of guaraná to meet future increased demand. Through these enhancements, combined with sustained localized marketing, we expect to grow volume by double digits again in 2002.

UNIT CASE SALES OF KUAT
(in millions)


1.4
15.3
30.8
50.2
62.6
1997
1998
1999
2000
2001


YE OLDE BELL
BUILT
Coca-Cola Enterprises Ltd
DG51 YSR

Together

OUR PEOPLE AND OUR BOTTLING PARTNERS

FORM A GLOBAL SYSTEM

THAT GROWS OUR BRANDS

and deepens our connections with consumers, customers and their communities.

WHEN WE ARE WORKING TOGETHER,
WITH MUTUAL TRUST AND COMMITMENT,
WE ARE UNBEATABLE.

Helping our customers make Coke *hot in France*

In France, arguably the style capital of the world, connecting Coca-Cola directly to what's "hot" and what's "cool" helped deliver a 7 percent increase in volume growth in that market in 2001. A well-conceived and executed "push and pull" program was aimed directly at target consumers, while we also equipped customers to drive consumer demand more effectively.

Developed and launched in conjunction with Coca-Cola Enterprises Inc., our bottling partner, the integrated "Hot and Cool" initiative accelerated growth in our core carbonated soft-drink business among young people, who account for 68 percent of volume in the segment.

We started with strong nationwide marketing. Our award-winning "Sourire La Vie" advertising campaign for Coca-Cola appealed to teens and young people, emphasizing their relationship with our brand.

Together with Coca-Cola Enterprises Inc., we formed a team with a diversity of perspectives and experiences who understood customers' needs. We determined that target consumers could best be reached through cafes, bars and nightclubs. Focusing on several hundred of these youth hubs, we designed a new "Hot and Cool" program to energize these venues, driving additional visits and increased volume.

Launched in May and running through the early fall, the "Hot and Cool" marketing and distribution campaign conveyed the unique ability of Coca-Cola to energize consumers and refresh them as they relaxed.

Participating cafes, bars and nightclubs were outfitted with a range of new point-of-sale materials, all of which leveraged our distinctive, contour Coca-Cola bottle design. Our bottling partner provided customers with these materials in three different styles to complement the specific venue's decor and feel.

Finally, special launch events at the venues activated the program. A series of party promotions, supported by local media activity, launched the campaign. In nightclubs, we provided DJs, special music videos and dancers; in cafes and bars, "Bar Tour Nights" included product samples and interactive activities. Customers kept the signage and point-of-sale materials.

The nightclubs that participated in the "Hot and Cool" promotion during the five-month activation period experienced an 18 percent increase in consumers and a 22 percent growth in unit case sales of Coca-Cola.


Coca-Cola


Coca-Cola
Coca-Cola
Coca-Cola

Elsewhere in key European markets, The Coca-Cola Company and local bottling partners worked together to introduce similar marketing programs. In Spain this year, we expanded the pub and disco experience to consumers in movie theatres, theme parks, quick-serve restaurants and even the cafe car of the high-speed train linking Madrid and Seville. These initiatives helped contribute to 4 percent volume growth in Spain in 2001, building on 7 percent growth in that market in 2000.

We worked together with each of our bottlers to first focus on high youth traffic areas, and then narrow our list to the most popular venues in each category. Recognizing the individual style of each of these outlets, we partnered with a range of design firms to develop unique point-of-sale materials tailored to the specific venue. These customized materials enhanced the visual appearance of the venue, and also gave our brand a tangible way to connect with consumers there.

Besides driving increased sales and distribution of our key brands and package sizes, we also created stronger relationships for the Company and our bottling partners with our consumers throughout Spain, building a foundation for further future growth.

ANNUAL SERVINGS OF COMPANY PRODUCTS PER PERSON


88
110
201
264
1997
2001
1997
2001
FRANCE
SPAIN

Minute Maid *and* the bottler: *a fruitful relationship*

Over the course of just a few months last spring, new Minute Maid Lemonade and Minute Maid Fruit Punch products moved from the refrigerated juice case to the soft drink aisle of local grocery stores, and into thousands of corner and convenience stores across the United States. In August, these products became the number-one brand in the United States' single-serve juice and juice-drink category. That's what can happen when our people work in partnership with our bottlers to mobilize the full strength of our brands.

In the past, Minute Maid juices had been constrained by the reach of The Minute Maid Company's supermarket warehouse distribution capability. Minute Maid Americas and Coca-Cola North America overcame that limitation, creating a new plan to get their organizations working more effectively with Coca-Cola Enterprises Inc. and our other U.S. bottling partners. They designed Minute Maid Lemonade and Minute Maid Fruit Punch: new products that our bottling system could manufacture and distribute to its customer network.

As these beverages required no new capital equipment for production and could be easily packaged, delivered and marketed, the relationship between our bottlers and The Minute Maid Company enabled us to meet consumers' demand for a real juice-based beverage with great fruit taste in a readily available package.

Together, we expanded Minute Maid Lemonade from refrigerated cartons into single-serve packages in the soft drink aisle and in immediate consumption channels, such as convenience stores and gas stations. With more shelf space, the brand experienced faster turns and generated greater profits.

Backed by this partnership, Minute Maid Lemonade and Minute Maid Fruit Punch together were the highest-volume new product contributors for U.S. bottlers in 2001. They are also just part of a series of successes for The Minute Maid Company in 2001, including Simply Orange, a not-from-concentrate product that has already led to volume growth beyond expectations; and the launch of Disney juices and juice drinks, a unique trademark brand which has created a strong positive response from retailers and consumers. These products illustrate what happens when we work together innovatively and productively in a truly fruitful partnership.

2001 MINUTE MAID LEMONADE AND MINUTE MAID FRUIT PUNCH SALES VERSUS TWO LARGEST U.S. COMPETITORS


$ SALES *(in millions)*
JAN
FEB
MAR
APR
MAY
JUNE
JULY
AUG
SEPT
OCT
NOV
DEC
10
5
0
MINUTE MAID LEMONADE AND MINUTE MAID FRUIT PUNCH
COMPETITOR
COMPETITOR

Source: 2001 shelf-stable ready-to-drink lemonade and fruit punch dollar sales as measured by ACNielsen in supermarkets over $2 million, drugstore chains over $1 million, and convenience/petroleum stores (includes non-asceptic single-serve, 1-liter and 2-liter packages).


Minute Maid
LEMONADE



Going the *extra mile* to deliver in Africa

When our volume for a continent grows by 10 percent for the year, it's clear we are executing well—building relationships with consumers and doing whatever it takes to get our products to them. In Africa, our system has created strong marketing, underpinned by programs to widen distribution.

Nigeria, Africa's most populous country, is just one example of our success there. Together with our bottlers, we implemented innovative initiatives in 2001, with satisfying results. Total volume growth in Nigeria in 2001 was 36 percent, with a 28 percent increase for Coca-Cola and a 60 percent increase for Fanta.

Working with our second-largest bottling partner, Coca-Cola HBC S.A., we launched, over time, programs that established 600 independent Strategic Sales Depots. Equipped with transportation to reach smaller customers in congested or outlying areas, these Depots enabled us to leapfrog closer to the small retailers that make up 65 percent of our customers, and grow availability of Coca-Cola from 85 percent to over 90 percent.

The Depots distributed to customers appropriate equipment, including refrigeration units and signage. With an intermittent electricity supply, in addition to the 15,000 electric coolers in areas with more reliable power sources, many local customers depended on our system's 26,000 ice-boxes for cool beverages. Accordingly, some Depots were equipped with ice-makers and power generators, and supply runs were adjusted so customers received both product and ice blocks.

The extension of our distribution chain enabled us to implement programs with our small, independent customers and drive further growth. We established several "model markets," and, over time, 24,000 smaller "model outlets." With customized signage, close relationships to the Strategic Sales Depots and extensive branding, these customers created a welcoming retail environment. In 2002, we plan to expand both programs with dozens of additional model markets and 40,000 more model outlets.

Across Africa, our success is built on going the extra mile in every way possible. As our marketing creates connections with people throughout Africa, we will be there, working with our bottling partners to support local businesses and forge relationships with consumers in every community.

TOTAL UNIT CASE SALES IN AFRICA IN 2001


Other Beverages 4%
Sprite 7%
Fanta 19%
Coca-Cola 49%
Other CSDs 21%

EXTENDING AVAILABILITY HELPED DRIVE 10 PERCENT VOLUME GROWTH







seated from left to right

Carl Ware[1]
Executive Vice President
Public Affairs and Administration

Brian G. Dyson[1]
Vice Chairman
Chief Operating Officer

Steven J. Heyer[1]
Executive Vice President,
President and Chief Operating Officer
Coca-Cola Ventures

standing from left to right

Stephen C. Jones[1]
Senior Vice President
Chief Marketing Officer

Deval L. Patrick[1]
Executive Vice President
General Counsel

Mary E. Minnick[1]
Executive Vice President,
President and Chief Operating Officer
Asia

Alexander R.C. (Sandy) Allan[1]
Executive Vice President,
President and Chief Operating Officer
Europe, Eurasia & Middle East

Alexander B. Cummings, Jr.
President
Africa Group

Jeffrey T. Dunn[1]
Executive Vice President,
President and Chief Operating Officer
Americas

Gary P. Fayard[1]
Senior Vice President
Chief Financial Officer

[1] Officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

Operations Review

2001 WORLDWIDE UNIT CASE VOLUME BY OPERATING SEGMENT

WORLDWIDE TOTAL:
17.8 billion

NORTH AMERICA	LATIN AMERICA	EUROPE, EURASIA & MIDDLE EAST	ASIA	AFRICA
30%	25%	22%	17%	6%

NORTH AMERICA OPERATING SEGMENT

POPULATION:	AVERAGE CONSUMER:
321 million	enjoys at least one serving of our products every day.*

Our rate of volume growth increased in 2001 and was 2 percent for the year. Innovation was a key growth driver and new initiatives ranged from the launch of diet Coke with lemon to the debut of a reinvigorated and reformulated POWERADE brand. Dasani and POWERADE were the fastest-growing products in their respective categories.

In addition, the Company and our U.S. bottlers effectively teamed up to relaunch Fanta and introduce Minute Maid Lemonade and Minute Maid Fruit Punch. Connections between our brands and consumers were strengthened through marketing activities such as the Coca-Cola classic activation around Harry Potter and reading, the "Wellness" program with Dasani, and the Olympic Torch Relay promotion.

Coca-Cola Fountain continued to grow despite macroeconomic conditions that pressured the restaurant industry. Progress in 2001 included expansion of the Minute Maid juice product line, introduction of the industry's most sophisticated fountain equipment and the launch of "Good Answer," our hotline program for restaurants.

* Based on operating segment average per capita consumption.

LATIN AMERICA
OPERATING SEGMENT

POPULATION:
522 million

AVERAGE CONSUMER:
enjoys nearly four servings of our product per week.*

TOTAL UNIT CASE SALES


Other 21%
Mexico 43%
Chile 5%
Argentina 8%
Brazil 23%

Our core brands in Latin America continue to drive our growth and strengthen bonds with consumers. In this very challenging economic environment, we generated a 3 percent volume increase in 2001. We introduced value packages to meet consumer needs and economic realities. Our family of beverage brands broadened rapidly as we expanded our guaraná-based products: Kuat in Brazil and Senzao in Mexico. Our sports drink, POWERADE, is growing and entering new territories, as are our major water brands, Ciel and Bonaqua. Fanta, our primary flavor brand, is being offered in new flavors and packages, building on the brand's traditional leading position in its category.

While our business in Argentina has been impacted by an uncertain economic situation, we continue our commitment to our business and that market with a series of measures designed to strengthen our business there over the medium- and long-term.

EUROPE, EURASIA
& MIDDLE EAST
OPERATING SEGMENT

POPULATION:
1.3 billion

AVERAGE CONSUMER:
enjoys nearly one-and-a-half servings of our products each week.*

TOTAL UNIT CASE SALES


Other 24%
Germany 17%
Great Britain 12%
Italy 6%
Eurasia Division 6%
Spain 11%
France 7%
Middle East Division 8%
Central Europe & Russia Division 9%

This year's volume increase of 2 percent was driven by growth across core brands and key markets, combined with successful product and package launches. Web-driven marketing in Great Britain and award-winning advertising in France grew sales of Coca-Cola in these key markets. Coca-Cola light expanded into five new markets, and innovative packaging continued its appeal to consumers in established markets. With the launch of POWERADE in 15 countries, we tapped into our distribution channels and expanded consumer choice in this beverage category. In addition, the introduction of new immediate consumption packages was well-received in Austria, Italy and Turkey.

Together with our bottling partners, the restructuring of our system in key markets created a foundation for the future. In Germany, our close cooperation with our bottling partners led to a strategy for renewed growth. And, the successful completion of the sale of Company-owned bottling operations in Russia to Coca-Cola HBC S.A. paved the way for future success.

* Based on operating segment average per capita consumption.

ASIA OPERATING SEGMENT

POPULATION:
3.2 billion

AVERAGE CONSUMER:
enjoys close to two servings of our products each month.*

TOTAL UNIT CASE SALES



Other 25%
Japan 29%
Korea 5%
Australia 8%
Philippines 17%
China 16%

Through an intense focus on Coca-Cola, innovation and new beverages, we achieved volume growth of 10 percent in 2001. With developing economies and populations, this region has strong long-term potential, and we are building an exciting family of beverage brands in addition to expanding the popularity of our core brands, led by Coca-Cola. In China, for example, sales of Coca-Cola increased 6 percent.

We are also profitably expanding our new beverage categories. We launched 27 products in 2001—a record number for our system. Qoo became a successful regional brand, and water brands in India and Indonesia are growing. Strong bottler relationships continue to drive momentum. In the Philippines, our new partnership with San Miguel Corporation positions us for outstanding future opportunities. Across the region, local insight continues to enrich our marketing and we are connecting with consumers as evidenced by the numerous awards we have received. In Japan, a campaign for GEORGIA coffee won the country's most prestigious advertising award.

AFRICA OPERATING SEGMENT

POPULATION:
706 million

AVERAGE CONSUMER:
enjoys close to three servings of our products each month.*

TOTAL UNIT CASE SALES



North & West Africa Division 44%
Southern & East Africa Division 56%

Our ongoing commitment to investment in Africa and greater innovation there is creating immediate results, and positioning us well to share in the long-term potential of the continent. The continued development of a more stable and predictable economic and political environment in most markets, combined with strong consumer preference for Coca-Cola, helped grow unit case volume by 10 percent last year, led by Nigeria with total volume growth of 36 percent.

A world-class distribution system along with great marketing has given us the opportunity to expand our range of products and introduce new beverages designed to appeal to local tastes. We are experiencing significant growth in markets with new product introductions across nonalcoholic beverage categories, including brands such as Bibo, Bonaqua, Splash and Dr Pepper.

* Based on operating segment average per capita consumption.

	UNIT CASE[1] GROWTH						NONALCOHOLIC READY-TO-DRINK BEVERAGES	ALL COMMERCIAL BEVERAGES[2]	
	10-Year Compound Annual Growth		5-Year Compound Annual Growth		2001 Annual Growth		2001	2001	
	Company[3]	Industry[4]	Company[3]	Industry[4]	Company[3]	Industry[4]	Company Share	Company Share	Company Per Capita Consumption
Worldwide	6%	5%	5%	5%	4%	4%	18%	9%	70
North America[5]	4	5	3	3	2	2	22	15	398
United States	4	5	3	3	2	2	23	16	419
Latin America	6	7	6	6	3	4	24	15	205
Argentina	7	4	6	2	7	2	20	10	236
Brazil	5	5	3	6	3	5	23	13	144
Chile	9	6	5	3	(2)	3	56	23	336
Mexico	7	10	8	9	2	5	22	18	462
Europe, Eurasia & Middle East	6	3	5	3	2	4	12	6	72
Eurasia	17	8	6	5	(14)	1	14	5	39
France	8	3	9	3	7	3	9	5	110
Germany	1	2	(1)	1	(6)	1	14	7	193
Great Britain	8	2	11	2	8	3	17	6	193
Italy	1	3	4	3	2	2	9	6	104
Middle East	12	12	7	5	4	8	8	3	17
Spain	6	4	8	5	4	4	17	12	264
Asia	7	6	6	7	10	7	14	5	23
Australia	4	3	4	3	6	3	25	11	303
China	24	16	14	17	7	14	9	2	9
Japan	4	2	3	2	3	1	22	9	168
Korea	1	4	0	1	5	5	15	8	71
Philippines	8	12	9	12	32	5	49	24	159
Africa	7	6	8	3	10	6	34	11	34
North & West Africa	8	10	10	4	13	8	30	14	26
Southern & East Africa	5	3	6	3	7	4	38	10	44

[1] Unit case equals 24 eight-ounce servings.

[2] Consists of commercially sold beverages, as estimated by the Company based on available industry sources.

[3] Derived from the Company's unit case volume (see Glossary on inside back cover).

[4] Includes nonalcoholic ready-to-drink beverages only, as estimated by the Company based on available industry sources.

[5] Includes United States, Canada, Puerto Rico and The Minute Maid Company.

The Coca-Cola Company, together with its subsidiaries, (the Company or our Company) exists to benefit and refresh everyone who is touched by our business. We believe that our success ultimately depends on our ability to build and nurture relationships with constituents that are essential to our business: consumers, customers, bottlers, partners, government authorities, communities, employees and share owners. In order to serve and create value for these constituents, The Coca-Cola Company executes a business strategy to drive growth focused on the following priorities: (1) accelerate carbonated soft-drink growth, led by Coca-Cola; (2) selectively broaden our family of beverage brands to drive profitable growth; (3) grow system profitability and capability together with our bottling partners; (4) serve customers with creativity and consistency to generate growth across all channels; (5) direct investments to highest potential areas across markets; and (6) drive efficiency and cost-effectiveness everywhere. Underlying these priorities are our objectives of increasing revenue by volume growth, expanding our share of worldwide nonalcoholic ready-to-drink beverage sales, maximizing our long-term cash flows and improving economic profit. We pursue these objectives by strategically investing in the high-return beverage business and by optimizing our cost of capital through appropriate financial strategies.

INVESTMENTS

With a business system that operates locally in nearly 200 countries and generates superior cash flows, we consider our Company to be uniquely positioned to capitalize on profitable investment opportunities. Our criteria for investment are simple: New investments must directly enhance our existing operations and must be expected to provide cash returns that exceed our long-term, after-tax, weighted-average cost of capital, currently estimated at between 10 and 11 percent.

Because it has consistently generated high returns, we consider the beverage business to be a particularly attractive investment for us. In highly developed markets, our expenditures focus primarily on marketing our Company's brands. In emerging and developing markets, our objective is to increase the penetration of our products. In these markets, we allocate most of our investments to enhancing our brands and infrastructure such as production facilities, distribution networks, sales equipment and technology. We make these investments by forming strategic business alliances with local bottlers and by matching local expertise with our experience, resources and focus.

We pursue our strategic investment priorities in a way that capitalizes on the combination of our most fundamental and enduring attributes—our brands, our people and our bottling partners. There are over 6 billion people in the world who represent potential consumers of our Company's products. As we increase consumer demand for our family of brands, we produce growth throughout the Coca-Cola system.

Our Brands

We compete in the nonalcoholic ready-to-drink beverage business. Our offerings in this category include some of the world's most valuable brands—nearly 300 in all. These include carbonated soft drinks and noncarbonated beverages such as sports drinks, juice and juice drinks, water products, teas and coffees. Ultimately, consumer demand determines the Company's optimal brand offerings. Employing our localized business strategy with a special focus on brand Coca-Cola, the Company seeks to build its existing brands and, at the same time, to profitably broaden its historical family of brands. To meet our long-term growth objectives, we make significant investments to support our brands. This process involves investments to support existing brands, to develop new global or local brands, and to acquire global or local brands, when appropriate.

Our Company introduced a variety of new brands in 2001, including diet Coke with lemon, Simply Orange, Minute Maid Lemonade, Minute Maid Fruit Punch, Marocha Green Tea in Japan, Senzao in Mexico, and a reformulated POWERade. Our Company acquired brands during 2001 such as Odwalla, Planet Java and Mad River. We also introduced existing brands in additional markets, such as the introduction of Qoo in Korea and Singapore.

We make significant investments in marketing to support our brands. Marketing investments enhance consumer awareness and increase consumer preference for our brands. This produces long-term growth in volume, per capita consumption and our share of worldwide nonalcoholic ready-to-drink beverage sales.

Our People

Our people—the employees of The Coca-Cola Company who work with our bottling partners and other key constituents—are essential to our success. To meet our long-term growth objectives, we recruit and actively cultivate a diverse workforce and establish a culture that fosters learning, innovation and value creation on a daily basis. This means maintaining and refining a corporate culture that encourages our people to develop to their fullest potential, assuring enjoyment and satisfaction in the Company's work environment. Our Company values the uniqueness of all employees and the contributions they make, and we put the responsibility and accountability for ensuring local relevance and maximizing business performance in the hands of those closest to the market. Additionally, we have made innovation an explicit priority for all of our associates. Our associates work together with bottling partners to understand markets and what consumers want. Then we meet that need by delivering product through our unparalleled system.

Our Bottling Partners

The financial health and success of our bottling partners are critical components of the Company's ability to deliver leading brands. Our people work with our bottling partners to continuously look for ways to improve system economics. Our Company has business relationships with three types of bottlers: (1) independently owned bottlers, in which we have no ownership interest; (2) bottlers in which we have invested and have a non-controlling ownership interest; and (3) bottlers in which we have invested and have a controlling ownership interest.

The independently owned bottling operations and the bottlers in which we own a non-controlling interest generally have significant funding from majority owners and other financing sources that are otherwise unrelated to our Company. The terms of sales to these bottling partners are arms-length transactions.

During 2001, independently owned bottling operations produced and distributed approximately 23 percent of our worldwide unit case volume. Bottlers in which we own a non-controlling ownership interest produced and distributed approximately 61 percent of our 2001 worldwide unit case volume. Controlled bottling, fountain operations and The Minute Maid Company produced and distributed approximately 16 percent.

In July 2001, our Company and San Miguel Corporation (San Miguel) acquired Coca-Cola Bottlers Philippines, Inc. (CCBPI) from Coca-Cola Amatil Limited (Coca-Cola Amatil). Upon completion of this transaction, our Company owned 35 percent of the common shares and 100 percent of the Preferred B shares, and San Miguel owned 65 percent of the common shares of CCBPI. Additionally, as a result of this transaction, our Company's interest in Coca-Cola Amatil was reduced from approximately 38 percent to approximately 35 percent.

During 2000, the Company entered into a joint venture in China with China National Oils and Foodstuffs Imports/Exports Corporation (COFCO), completion of which occurred in 2001. COFCO contributed to the joint venture its minority equity interests in 11 Chinese bottlers. Our Company contributed its equity interests in two Chinese bottlers plus cash in exchange for a 35 percent equity interest in the venture.

On December 31, 1999, we owned approximately 50.5 percent of Coca-Cola Beverages plc (Coca-Cola Beverages). In July 2000, a merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. was completed to create Coca-Cola HBC S.A. (CCHBC). This merger resulted in a decrease of our Company's equity ownership interest from approximately 50.5 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC. This change in ownership resulted in the Company recognizing a $118 million tax-free non-cash gain in the third quarter of 2000.

In 1999, two Japanese bottlers, Kita Kyushu Coca-Cola Bottling Company Ltd. and Sanyo Coca-Cola Bottling Company Ltd., merged to become a new, publicly traded bottling company, Coca-Cola West Japan Company Ltd. We own approximately 5 percent of this bottler.

In 1999, we increased our interest in Embotelladora Arica S.A. (since renamed Coca-Cola Embonor S.A.), a bottler headquartered in Chile, from approximately 17 percent to approximately 45 percent.

Bottlers in which we have a non-controlling ownership interest are accounted for under the cost or equity method as appropriate. Equity income or loss, included in our consolidated net income, represents our share of the net earnings or losses of our equity investee companies. In 2001, our Company's share of income from equity method investments totaled $152 million.

The following table illustrates the difference in calculated fair values, based on quoted closing prices of publicly traded shares, and our Company's carrying values for selected equity method investees (in millions):

December 31,	Fair Value	Carrying Value	Difference[1]
2001			
Coca-Cola Enterprises Inc.	$ 3,200	$ 788	**$ 2,412**
Coca-Cola Amatil Limited	748	432	**316**
Coca-Cola HBC S.A.	811	791	**20**
Coca-Cola FEMSA, S.A. de C.V.	858	316	**542**
Panamerican Beverages, Inc.	455	484	**(29)**
Grupo Continental, S.A.	231	160	**71**
Coca-Cola Bottling Company Consolidated	94	62	**32**
Coca-Cola Embonor S.A.	114	187	**(73)**
Embotelladoras Polar S.A.	33	51	**(18)**
			$ 3,273

[1] In instances where carrying value exceeds fair value, the decline in value is considered to be temporary.

Historically, in certain situations, we have viewed it to be advantageous for our Company to acquire a controlling interest in a bottling operation, often on a temporary basis. Owning such a controlling interest has allowed us to compensate for limited local resources and has enabled us to help focus the bottler's sales and marketing programs, assist in developing its business and information systems and establish appropriate capital structures.

In February 2001, our Company reached agreement with Carlsberg A/S (Carlsberg) for the dissolution of Coca-Cola Nordic Beverages (CCNB), a joint venture in which our Company had a 49 percent ownership. At that time, CCNB had bottling operations in Sweden, Norway, Denmark, Finland and Iceland. Under this agreement with Carlsberg, our Company acquired CCNB's Sweden and Norway bottling operations in June 2001, increasing our Company's ownership in those bottlers to 100 percent. Carlsberg acquired CCNB's Denmark and Finland bottling operations, increasing Carlsberg's ownership in those bottlers to 100 percent. Pursuant to the agreement, CCNB sold its Iceland bottling operations to a third-party group of investors in May 2001.

In 2001, our Company concluded negotiations regarding the terms of a Control and Profit and Loss (CPL) agreement with certain other share owners of Coca-Cola Erfrischungsgetraenke AG (CCEAG), the largest bottler in Germany, in which the Company has an approximate 41 percent ownership interest. Under the terms of the CPL agreement, the Company obtained management control of CCEAG for a period of up to five years. In return for the management control of CCEAG, the Company guaranteed annual payments in lieu of dividends by CCEAG to all other CCEAG share owners. Additionally, all other CCEAG share owners entered into either a put or a put/call option agreement with the Company, exercisable at the end of the term of the CPL agreement at agreed prices. In early 2002, the Company assumed control of CCEAG. This transaction will be accounted for as a business combination. The present value of the total amount likely to be paid by our Company to all other CCEAG share owners, including the put or put/call payments and the guaranteed annual payments in lieu of dividends, is approximately $600 million. In 2001, CCEAG's revenues were approximately $1.7 billion. Additionally, our Company's debt will increase between $700 million and $800 million once this business combination is completed.

During the first half of 2001, in separate transactions, our Company purchased two bottlers in Brazil: Refrescos Guararapes Ltda. and Sucovalle Sucos e Concentrados do Vale S.A. In separate transactions during the first half of 2000, our Company purchased two other bottlers in Brazil: Companhia Mineira de Refrescos, S.A. and Refrigerantes Minas Gerais Ltda. In October 2000, the Company purchased a 58 percent interest in Paraguay Refrescos S.A. (Paresa), a bottler located in Paraguay. In December 2000, the Company made a tender offer for the remaining 42 percent of the shares in Paresa. In January 2001, following the completion of the tender offer, we owned approximately 95 percent of Paresa.

In July 1999, our Company acquired from Fraser and Neave Limited its 75 percent ownership interest in F&N Coca-Cola Pte Limited (F&N Coca-Cola). Prior to the acquisition, our Company held a 25 percent equity interest in F&N Coca-Cola. Acquisition of Fraser and Neave Limited's 75 percent stake gave our Company full ownership of F&N Coca-Cola. F&N Coca-Cola holds a majority ownership in bottling operations in Brunei, Cambodia, Nepal, Pakistan, Sri Lanka, Singapore and Vietnam.

In line with our long-term bottling strategy, we consider alternatives for reducing our ownership interest in a bottler. One alternative is to combine our bottling interests with the bottling interests of others to form strategic business alliances. Another alternative is to sell our interest in a bottling operation to one of our equity investee bottlers. In both of these situations, we continue to participate in the bottler's results of operations through our share of the equity investee's earnings or losses.

In November 2001, our Company sold nearly all of its ownership interests in various Russian bottling operations to CCHBC for approximately $170 million in cash and notes receivable, of which $146 million in notes receivable remained outstanding as of December 31, 2001. These interests consisted of the Company's 40 percent ownership interest in a joint venture with CCHBC that operates bottling territories in Siberia and parts of Western Russia, together with our Company's nearly 100 percent interests in bottling operations with territories covering the remainder of Russia.

For additional information about transactions with our bottling partners, refer to Notes 2, 17 and 18 in our Consolidated Financial Statements.

FINANCIAL STRATEGIES

The following strategies are intended to optimize our cost of capital, increasing our ability to maximize share-owner value.

Debt Financing

Our Company maintains debt levels we consider prudent based on our cash flow, interest coverage and percentage of debt to capital. We use debt financing to lower our overall cost of capital, which increases our return on share-owners' equity.

As of December 31, 2001, our long-term debt was rated "A+" by Standard & Poor's and "Aa3" by Moody's, and our commercial paper program was rated "A-1" and "P-1" by Standard & Poor's and Moody's, respectively. In assessing our credit strength, both Standard & Poor's and Moody's consider our capital structure and financial policies as well as aggregated balance sheet and other financial information for the Company and certain bottlers including Coca-Cola Enterprises Inc. (Coca-Cola Enterprises) and CCHBC. While the Company has no legal obligation for the debt of these bottlers, the rating agencies believe the strategic importance of the bottlers to the Company's business model provides the Company with an incentive to keep these bottlers viable. If the credit ratings were reduced by the rating agencies, our interest expense could increase.

Our global presence and strong capital position give us easy access to key financial markets around the world, enabling us to raise funds with a low effective cost. This posture, coupled with the active management of our mix of short-term and long-term debt, results in a lower overall cost of borrowing. Our debt management policies, in conjunction with our share repurchase programs and investment activity, typically result in current liabilities exceeding current assets.

In managing our use of debt capital, we consider the following financial measurements and ratios:

Year Ended December 31,	**2001**	2000	1999
Net debt (in billions)	**$ 3.3**	$ 3.9	$ 4.5
Net debt-to-net capital	**23%**	29%	32%
Free cash flow to net debt	**95%**	72%	52%
Interest coverage	**20x**	12x	14x
Ratio of earnings to fixed charges	**18.1x**	8.7x	11.6x

Share Repurchases

In October 1996, our Board of Directors authorized a plan to repurchase up to 206 million shares of our Company's common stock through the year 2006. In 2001, we repurchased approximately 5 million shares under the 1996 plan.

In 2000, we did not repurchase any shares under the 1996 plan. This was due to our utilization of cash for an organizational realignment (the Realignment), as discussed under the heading "Other Operating Charges," and the impact on cash from the reduction in concentrate inventory levels by certain bottlers, as discussed under the heading "Volume."

In 1999, we did not repurchase any shares under the 1996 plan due primarily to our utilization of cash for brand and bottler acquisitions. Since the inception of our initial share repurchase program in 1984 through our current program as of December 31, 2001, we have repurchased more than 1 billion shares. This represents 32 percent of the shares outstanding as of January 1, 1984, at an average price per share of $12.64.

We expect that the Company's share repurchases will be increased in 2002 and are currently estimating a range of $750 million to $1 billion of repurchases during the year.

Dividend Policy

At its February 2002 meeting, our Board of Directors again increased our quarterly dividend, raising it to

$.20 per share. This is equivalent to a full-year dividend of $.80 in 2002, our 40th consecutive annual increase. Our annual common stock dividend was $.72 per share, $.68 per share and $.64 per share in 2001, 2000 and 1999, respectively.

In 2001, our dividend payout ratio was approximately 45 percent of our net income. To free up additional cash for reinvestment in our high-return beverage business, our Board of Directors intends to gradually reduce our dividend payout ratio to 30 percent over time.

FINANCIAL RISK MANAGEMENT

Our Company uses derivative financial instruments primarily to reduce our exposure to adverse fluctuations in interest rates and foreign exchange rates and, to a lesser extent, adverse fluctuations in commodity prices and other market risks. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all our derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments are generally offset by reciprocal changes in the value of the underlying exposure. Virtually all of our derivatives are straightforward over-the-counter instruments with liquid markets.

Foreign Currency

We manage most of our foreign currency exposures on a consolidated basis, which allows us to net certain exposures and take advantage of any natural offsets. With approximately 77 percent of 2001 operating income generated outside the United States, weakness in one particular currency is often offset by strengths in others over time. We use derivative financial instruments to further reduce our net exposure to currency fluctuations.

Our Company enters into forward contracts and purchases currency options (principally euro and Japanese yen) to hedge certain portions of forecasted cash flows denominated in foreign currencies. Additionally, the Company enters into forward exchange contracts to offset the earnings impact relating to exchange rate fluctuations on certain monetary assets and liabilities. The Company enters into forward exchange contracts as hedges of net investments in international operations.

Interest Rates

Our Company maintains our percentage of fixed and variable rate debt within defined parameters. We enter into interest rate swap agreements that maintain the fixed-to-variable mix within these parameters.

Value at Risk

Our Company monitors our exposure to financial market risks using several objective measurement systems, including value-at-risk models. Our value-at-risk calculations use a historical simulation model to estimate potential future losses in the fair value of our derivatives and other financial instruments that could occur as a result of adverse movements in foreign currency and interest rates. We have not considered the potential impact of favorable movements in foreign currency and interest rates on our calculation. We examined historical weekly returns over the previous 10 years to calculate our value at risk. The average value at risk represents the simple average of quarterly amounts over the past year. As a result of our foreign currency value-at-risk calculation, we estimate with 95 percent confidence that the fair values of our foreign currency derivatives and other financial instruments, over a one-week period, would decline by less than $43 million using 2001 average fair values and by less than $37 million using December 31, 2001 fair values. On December 31, 2000, we estimated the fair value would decline by less than $37 million. According to our interest rate value-at-risk calculations, we estimate with 95 percent confidence that any increase in our net interest expense due to an adverse move in our 2001 average or in our December 31, 2001 interest rates over a one-week period would not have a material impact on our Consolidated Financial Statements. Our December 31, 2000 estimate also was not material to our Consolidated Financial Statements.

For additional discussion of financial risk management related to hedging transactions and derivative financial instruments, refer to Note 9 in our Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUR BUSINESS

We are the world's leading manufacturer, marketer and distributor of nonalcoholic beverage concentrates and syrups. Our Company manufactures beverage concentrates and syrups and, in certain instances, finished beverages, which we sell to bottling and canning operations, authorized fountain wholesalers and some fountain retailers. We also market and distribute juice and juice-drink products. In addition, we have ownership interests in numerous bottling and canning operations.

VOLUME

We measure our sales volume in two ways: (1) gallons and (2) unit cases of finished products. Gallons represent our primary business and measure the volume of concentrates, syrups and other beverage products (expressed in equivalent gallons of syrup) included by the Company in unit case volume. Most of our revenues are based on this measure of "wholesale" activity.

We also measure volume in unit cases. As used in this report, "unit case" means a unit of measurement equal to 192 U.S. fluid ounces of finished beverage (24 eight-ounce servings); and "unit case volume" of the Company means the number of unit cases (or unit case equivalents) of Company trademark or licensed beverage products directly or indirectly sold by the Coca-Cola bottling system or by the Company to customers, including (i) beverage products bearing trademarks licensed to the Company and (ii) certain key products (which are not material) owned by our bottlers and for which the Company provides marketing support and derives profit from the sales.

Our worldwide unit case volume increased 4 percent in 2001, on top of a 4 percent increase in 2000. The increase in unit case volume reflects consistent performance across certain key operations despite difficult global economic conditions. Our business system sold 17.8 billion unit cases in 2001.

In 2000, certain bottlers reduced their concentrate inventory levels. This was based on a joint review performed by the Company and our bottlers around the world in order to determine the optimum level of bottler concentrate inventories. The joint review established that opportunities existed to reduce the level of concentrate inventory carried by bottlers in various regions of the world. During the first half of 2000, bottlers in these regions reduced concentrate inventory levels, the majority of which occurred during the first three months of 2000.

CRITICAL ACCOUNTING POLICIES

Consolidation

Our Consolidated Financial Statements include the accounts of The Coca-Cola Company and all subsidiaries except where control is temporary or does not rest with our Company. All majority-owned entities in which our Company's control is considered other than temporary are consolidated. For investments in companies in which we have the ability to exercise significant influence over operating and financial policies, including certain investments where there is a temporary majority interest, such entities are accounted for by the equity method. Our judgments regarding the level of influence or control of each equity method investment include considering key factors such as our ownership interest, representation on the board of directors, participation in policy making decisions and material intercompany transactions. Our investments in other companies that we do not control and for which we do not have the ability to exercise significant influence as discussed above are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including transactions with equity method investees, are eliminated from our financial results.

Recoverability of Investments

Management periodically assesses the recoverability of our Company's investments. The significant judgment required in management's recoverability assessment is the determination of the fair value of the investment. For publicly traded investments, the fair value of our Company's investment is readily determinable based on quoted market prices. For non-publicly traded investments, management's assessment of fair value is based on our analysis of the investee's estimates of future operating results and the resulting cash flows. Management's ability to accurately predict future cash flows, especially in emerging and developing markets such as the Middle East and Latin America, may impact the determination of fair value.

In the event a decline in fair value of an investment occurs, management may be required to make a determination as to whether the decline in market value is other than temporary. Management's assessment as to the nature of a decline in fair value is largely based on our estimates of future operating results, the resulting cash flows and intent to hold the investment. If an investment is considered to be impaired and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

Other Assets

Our Company invests in infrastructure programs with our bottlers that are directed at strengthening our bottling system and increasing unit case sales. Additionally, our Company advances payments to certain customers for marketing to fund activities intended to generate volume. Advance payments are also made to certain customers for distribution rights. Payments under these programs are generally capitalized as other assets on the Consolidated Balance Sheets. Management periodically evaluates the recoverability of these assets by preparing estimates of sales volume, the resulting gross profit, cash flows and other factors. Accuracy of our recoverability assessments is based on management's ability to accurately predict certain key variables such as sales volume, prices, marketing spending and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. If the assets are assessed to be recoverable, they are amortized over the periods benefited. If the carrying value of these assets is considered to be not recoverable, such assets are written down as appropriate.

Trademarks and Other Intangible Assets

Trademarks and other intangible assets are stated on the basis of cost and are amortized, principally on a straight-line basis, over the estimated future periods to be benefited (not exceeding 40 years). Other intangible assets consist primarily of bottling and distribution rights in specific territories. Trademarks and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value may not be recoverable. When such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables which management must estimate include sales volume, prices, marketing spending and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate.

The assumptions and conditions for "Recoverability of Investments," "Other Assets" and "Trademarks and Other Intangible Assets" reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Other Policies

The Company has adopted or will adopt the following new accounting standards: Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138; SFAS No. 141, "Business Combinations"; and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards are considered to be critical accounting policies and are explained under the heading "New Accounting Standards."

For further information concerning accounting policies, refer to Note 1 of our Consolidated Financial Statements.

OPERATIONS

Net Operating Revenues and Gross Margin

In 2001, on a consolidated basis, our net operating revenues and our gross profit grew 1 percent and 3 percent, respectively. The growth in net operating revenues was primarily due to an increase in gallon shipments, price increases in selected countries and the consolidation of the Nordic and Brazilian bottling operations. These gains were offset by the negative impact of a stronger U.S. dollar and the sale of our previously owned vending operations in Japan and canning operations in Germany. Our gross profit margin increased to 69.9 percent in 2001 from 68.8 percent in 2000, primarily due to the sale in 2001 of our Japan vending and German canning operations, partially offset by the consolidation in 2001 of the Nordic and Brazilian bottling operations. Generally, bottling and vending operations produce higher net revenues but lower gross margins compared to concentrate and syrup operations.

In 2000, on a consolidated basis, our net operating revenues and our gross profit each grew 3 percent. The growth in net operating revenues was primarily due to improved business conditions and price increases in selected countries. This growth was partially offset by the negative impact of a stronger U.S. dollar and the inventory reduction by certain bottlers. Our gross profit margin of 68.8 percent remained unchanged in 2000 compared to 1999.

Selling, Administrative and General Expenses
Selling expenses totaled $6,930 million in 2001, $6,863 million in 2000 and $6,745 million in 1999.

During the first quarter of 2001, the Company announced plans to implement incremental strategic marketing initiatives in order to accelerate the Company's business strategies. During 2001, the Company invested $298 million of incremental marketing in the United States, Japan and Germany.

The increase in 2001 was primarily due to higher marketing in line with the Company's unit case volume growth, incremental marketing expenses discussed above and the consolidation in 2001 of the Nordic and Brazilian bottling operations. Such increases were partially offset by the sale in 2001 of our Japan vending and German canning operations and the impact of a stronger U.S. dollar. The increase in 2000 was primarily due to higher marketing expenditures in line with unit case volume growth and the consolidation in 2000 of F&N Coca-Cola. Additionally, as a result of the gain recognized in the third quarter of 2000 from the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A., discussed in "Other Income-Net," the Company invested approximately $30 million in incremental marketing initiatives in CCHBC regions.

Administrative and general expenses totaled $1,766 million in 2001, $1,688 million in 2000 and $1,735 million in 1999. The increase in 2001 is due to the consolidation in 2001 of the Nordic and Brazilian bottling operations, partially offset by the sale in 2001 of our Japan vending and German canning operations and the impact of a stronger U.S. dollar. The decrease in 2000 was primarily a result of savings realized from the Realignment initiated in 2000, offset by the consolidation in 2000 of F&N Coca-Cola. See discussion under the heading "Other Operating Charges" for a more complete description of the Realignment.

Administrative and general expenses, as a percentage of net operating revenues, totaled approximately 9 percent in 2001, 8 percent in 2000 and 9 percent in 1999.

Other Operating Charges
During 2000, we recorded total nonrecurring charges of approximately $1,443 million. Of this $1,443 million, approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets; approximately $850 million related to the Realignment; and approximately $188 million related to the settlement terms of a class action discrimination lawsuit and a donation to The Coca-Cola Foundation.

In the first quarter of 2000, we recorded charges of approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Indian bottling operations. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair value was derived using cash flow analysis. The assumptions used in the cash flow analysis were consistent with those used in our internal planning process. The assumptions included estimates of future growth in unit cases, estimates of gross margins, estimates of the impact of exchange rates and estimates of tax rates and tax incentives. The charge was primarily the result of our revised outlook for the Indian beverage market including the future expected tax environment. The remaining carrying value of long-lived assets within our Indian bottling operations, immediately after recording the impairment charge, was approximately $300 million.

In the first quarter of 2000, the Company initiated the Realignment, which reduced our workforce around the world and transferred responsibilities from our corporate headquarters to local revenue-generating operating units. The intent of the Realignment was to effectively align our corporate resources, support systems and business culture to fully leverage the local capabilities of our system.

Employees were separated from almost all functional areas of the Company's operations, and certain activities were outsourced to third parties. The total number of employees separated as of December 31, 2000, was approximately 5,200. Employees separated from the Company as a result of the Realignment were offered severance or early retirement packages, as appropriate, which included both financial and nonfinancial components. The Realignment expenses included costs associated with involuntary terminations, voluntary retirements and other direct costs associated with implementing the Realignment. Other direct costs included repatriating and relocating employees to local markets; asset write-downs; lease cancellation costs; and costs associated with the development, communication and administration of the Realignment. We recorded total charges of approximately $850 million related to the Realignment. During 2000, the Company achieved approximately $150 million in savings from the Realignment. For a more complete description of the costs related to the Realignment, refer to Note 16 in our Consolidated Financial Statements.

In the fourth quarter of 2000, we recorded charges of approximately $188 million related to the settlement terms of, and direct costs related to, a class action discrimination lawsuit. The monetary settlement included cash payments to fund back pay, compensatory damages, a promotional achievement fund and attorneys' fees. In addition, the Company introduced a wide range of training, monitoring and mentoring programs. Of the $188 million, $50 million was donated to The Coca-Cola Foundation to continue its broad range of community support programs. In 2001, our Company paid out substantially all of this settlement.

In the fourth quarter of 1999, we recorded charges of approximately $813 million. Of this $813 million, approximately $543 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Russian and Caribbean bottlers and in the Middle and Far East and in North America. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, consistent with those used in our internal planning process, included our estimates of future growth in unit case sales, estimates of gross margins and estimates of the impact of inflation and foreign currency fluctuations. The charges were primarily the result of our revised outlook in certain markets due to the prolonged severe economic downturns. The remaining carrying value of these impaired long-lived assets, immediately after recording the impairment charge, was approximately $140 million.

Of the $813 million, approximately $196 million related to charges associated with the impairment of the distribution and bottling assets of our vending operations in Japan and our bottling operations in the Baltics. The charges reduced the carrying value of these assets to their fair value less the cost to sell. Consistent with our long-term bottling strategy, management intended to sell the assets of our vending operations in Japan and our bottling operations in the Baltics. On December 22, 2000, the Company signed a definitive agreement to sell the assets of our vending operations in Japan, and this sale was completed in 2001. The proceeds from the sale of the assets were approximately equal to the carrying value of the long-lived assets less the cost to sell.

In December 2000, the Company announced it had intended to sell its bottling operations in the Baltics to one of our strategic business partners. However, that partner was in the process of an internal restructuring and no longer planned to purchase the Baltics bottling operations. At that time, another suitable buyer was not identified so the Company continued to operate the Baltics bottlers as consolidated operations until a new buyer was identified. Subsequently, in January 2002, our Company reached an agreement to sell our bottling operations in the Baltics to CCHBC in early 2002. The expected proceeds from the sale of the Baltics bottlers are approximately equal to the current carrying value of the investment.

The remainder of the $813 million charges, approximately $74 million, primarily related to the change in senior management and charges related to organizational changes within the Europe, Eurasia and Middle East, Latin America and Corporate segments. These charges were incurred during the fourth quarter of 1999.

Operating Income and Operating Margin

On a consolidated basis, our operating income increased 45 percent in 2001 to $5,352 million. This follows a decline of 7 percent in 2000 to $3,691 million. The 2001 results reflect an increase in gallon shipments, price increases in selected countries, the impact of nonrecurring charges in 2000 as previously discussed under the heading "Other Operating Charges" and the consolidation of the Nordic and Brazilian bottling operations. This is offset by the negative impact of a stronger U.S. dollar and the sale of our previously owned vending operations in Japan and canning operations in Germany. The 2000 results reflect the recording of nonrecurring charges, as previously discussed under the heading "Other Operating Charges," the impact of the stronger U.S. dollar, the consolidation of F&N Coca-Cola and the effect of the previously discussed reduction of concentrate inventory by certain bottlers within the Coca-Cola system, which was completed in the first half of 2000. Our consolidated operating margin was 26.6 percent in 2001, 18.6 percent in 2000 and 20.6 percent in 1999.

MARGIN ANALYSIS


Net Operating Revenues (in billions)
Gross Margin
Operating Margin
$20.1
69.9%
26.6%
2001
$19.9
68.8%
18.6%
2000
$19.3
68.8%
20.6%
1999

Interest Income and Interest Expense

In 2001, our interest income decreased 6 percent due primarily to lower interest rates. In 2000, our interest income increased 33 percent due primarily to higher average cash balances and higher interest rates. Interest expense decreased 35 percent in 2001 due to both a decrease in average commercial paper debt balances and lower interest rates. In 2001, the Company used free cash flow to reduce commercial paper debt balances. Interest expense increased 33 percent in 2000 due primarily to both an increase in average commercial paper debt balances and higher interest rates throughout the period. Average 2000 commercial paper debt balances increased from 1999 primarily due to our utilization of cash for the Realignment, as discussed under the heading "Other Operating Charges," and the impact on cash from the reduction in concentrate inventory levels by certain bottlers, as discussed under the heading "Volume."

In 2001, interest income exceeded interest expense. Interest income benefited from cash invested in locations outside the United States earning higher rates of interest than could be obtained within the United States. Our interest expense is primarily incurred on borrowings in the United States.

Equity Income (Loss)

In 2001, our Company's share of income from equity method investments totaled $152 million. The increase in our Company's share of income from equity method investments was due primarily to the continued improvement in operating performance by the majority of our equity investees and the impact of impairment charges on equity investees in 2000 as discussed below.

As of January 1, 2001, Coca-Cola Enterprises changed its method of accounting for infrastructure development payments received from the Company. Prior to this change, Coca-Cola Enterprises recognized these payments as offsets to incremental expenses of the programs in the periods in which they were incurred. Coca-Cola Enterprises now recognizes the infrastructure development payments received from the Company as obligations under the contracts are performed. Because the Company eliminates the financial effect of significant intercompany transactions (including transactions with equity method investees), this change in accounting method has no impact on the Consolidated Financial Statements of our Company. For a more complete description of these transactions, refer to Note 2 in our Consolidated Financial Statements.

In 2000, our Company's share of losses from equity method investments totaled $289 million. This includes a nonrecurring charge of approximately $306 million, which represents the Company's portion of a charge recorded by Coca-Cola Amatil to reduce the carrying value of its investment in the Philippines. In addition, Panamerican Beverages, Inc. (Panamco) wrote down selected assets, including the impairment of the value of its Venezuelan operating unit. The Company's portion of this charge was approximately $124 million. Also contributing to the equity losses were nonrecurring charges recorded by investees in Eurasia and the Middle East. These nonrecurring charges were partially offset by an overall improvement in operating performance by our portfolio of bottlers and the positive impact of lower tax rates on current and deferred taxes at CCEAG.

Other Income-Net

In 2001, other income-net declined to $39 million from $99 million in 2000, primarily reflecting the impact of a gain related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. during the third quarter of 2000. This merger resulted in a decrease of our Company's equity ownership interest from approximately 50.5 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC. As a result of our Company's decreased equity ownership, a tax-free non-cash gain of approximately $118 million was recognized. In 2000, this gain was partially offset by exchange losses recognized versus exchange gains in 1999 attributable to the hedging of our resources in Brazil.

Gains on Issuances of Stock by Equity Investees

At the time an equity investee issues its stock to third parties at a price in excess of our book value, our Company's equity in the underlying net assets of that investee increases. We generally record an increase to our investment account and a corresponding gain in these transactions. In July 2001, Coca-Cola Enterprises completed its acquisition of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. The transaction was valued at approximately $1.4 billion, with approximately 30 percent of the transaction funded with the issuance of approximately 25 million shares of Coca-Cola Enterprises common stock, and the remaining portion funded through debt and assumed debt. The issuance of shares resulted in a one-time non-cash pretax gain for our Company of approximately $91 million. This gain represents the increase in our Company's equity in the underlying net assets of the related investee. No gains on issuances of stock by equity investees were recorded to the Consolidated Statements of Income during 2000 or 1999. For a more complete description of these transactions, refer to Note 3 in our Consolidated Financial Statements.

Income Taxes

Our effective tax rates were 29.8 percent in 2001, 36.0 percent in 2000 and 36.3 percent in 1999. Our ongoing effective tax rates reflect tax benefits derived from significant operations outside the United States, which are taxed at rates lower than the U.S. statutory rate of 35 percent. The decrease in our effective tax rate in 2001 was primarily due to effective tax planning and the impact that the impairment charges recorded in 2000 had on the 2000 effective tax rate. The change in our effective tax rate in 2000 was primarily the result of our current inability to realize a tax benefit associated with the impairment charges recorded in 2000, as previously discussed under the headings "Other Operating Charges" and "Equity Income (Loss)," partially offset by the tax-free gain of approximately $118 million related to the merger of Coca-Cola Beverages and Coca-Cola Hellenic Bottling Company S.A., previously discussed under the heading "Other Income – Net." For a more complete description of our income taxes, refer to Note 14 in our Consolidated Financial Statements.

During the first quarter of 2000, the United States and Japan taxing authorities entered into an Advance Pricing Agreement (APA) whereby the level of royalties paid by Coca-Cola (Japan) Company, Ltd. (our Subsidiary) to our Company has been established for the years 1993 through 2001. Pursuant to the terms of the APA, our Subsidiary has filed amended returns for the applicable periods reflecting the negotiated royalty rate. These amended returns resulted in the payment during the first and second quarters of 2000 of additional Japanese taxes, the effect of which on both our financial performance and our effective tax rate was not material, due primarily to offsetting tax credits utilized on our U.S. income tax return. The majority of the offsetting tax credits will be realized by the end of the first quarter of 2002.

Management estimates that the effective tax rate for the year ending December 31, 2002 will be approximately 27.5 percent.

Income Per Share

Our basic net income per share increased by 82 percent in 2001, compared to a 10 percent decline in 2000. Diluted net income per share increased by 82 percent in 2001, compared to a 10 percent decline in 2000.

Recent Developments

In November 2001, our Company and CCBPI entered into a sale and purchase agreement with RFM Corp. to acquire its 83.2 percent interest in Cosmos Bottling Corporation (CBC), a publicly traded Philippine beverage company. As of the date of the agreement, the Company began supplying concentrate for this operation. The transaction valued CBC at 14 billion Philippine pesos, or approximately $270 million. The purchase of RFM's interest was finalized on January 3, 2002 with our Company receiving direct and indirect ownership totaling approximately 62.3 percent. A subsequent tender offer was made to the remaining minority share owners and is expected to close in March 2002. The Company and CCBPI have agreed to restructure the operations of CBC upon completion of the acquisition. The restructuring will result in the Company owning all acquired trademarks and CCBPI owning all the acquired bottling assets. No gain or loss is expected upon completion of this restructuring.

In early 2002, the Company entered into an agreement with Coca-Cola Enterprises designed to support profitable volume growth of Company brands within Coca-Cola Enterprises' territories. Under the terms of the agreement, Coca-Cola Enterprises will earn cash funding as they achieve mutually established unit case volume growth targets. The total cash support expected to be paid to Coca-Cola Enterprises under this agreement is $150 million in 2002 and $250 million in 2003. Beginning in 2004, the expected annual cash support to be paid to Coca-Cola Enterprises under this agreement will be reduced each year through 2009 when the annual cash support expected to be paid to Coca-Cola Enterprises will be $80 million. Beginning in 2009 and for each year thereafter, the support expected to be paid is $80 million annually. The Company will expense the funding as it is earned by Coca-Cola Enterprises. The agreement can be cancelled by either party at the end of a fiscal year with at least six months notice. During 2001, the Company also entered into an agreement to provide financial support to Coca-Cola Enterprises for introducing certain Company brands within Coca-Cola Enterprises' recently acquired Herb Coca-Cola territories. Under the terms of this agreement, the Company expects to pay Coca-Cola Enterprises $14 million annually in the years 2002 through 2008 and $11 million in 2009.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths. We anticipate that our operating activities in 2002 will continue to provide us with cash flows to assist in our business expansion and to meet our financial commitments.

Free Cash Flow

Free cash flow is the cash remaining from operations after we have satisfied our business reinvestment opportunities. We focus on increasing free cash flow to achieve our objective of maximizing share-owner value over time. We use free cash flow along with borrowings to pay dividends, make share repurchases and make acquisitions.

The consolidated statements of our cash flows are summarized as follows (in millions):

Year Ended December 31,	**2001**	2000	1999
Cash flows provided by (used in):			
Operations	**$ 4,110**	$ 3,585	$ 3,883
Business reinvestment	**(963)**	(779)	(1,551)
Free Cash Flow	**3,147**	2,806	2,332
Cash flows (used in) provided by:			
Acquisitions, net of disposals	**(225)**	(386)	(1,870)
Share repurchases	**(277)**	(133)	(15)
Dividends	**(1,791)**	(1,685)	(1,580)
Other financing activities	**(762)**	(254)	1,124
Exchange	**(45)**	(140)	(28)
Increase (decrease) in cash	**$ 47**	$ 208	$ (37)

In 2001, cash provided by operations amounted to $4,110 million, a 15 percent increase from 2000. The increase was primarily due to solid 2001 business results partially offset by a stronger U.S. dollar, 2000 being unfavorably impacted by the previously mentioned planned inventory reduction by certain bottlers as discussed under the heading "Volume," cash payments made to separated employees under the Realignment, as well as additional Japanese tax payments made pursuant to the terms of the APA entered into by the United States and Japan taxing authorities. Cash provided by operations in 2000 amounted to $3,585 million, an 8 percent decrease from 1999. The decrease was primarily due to 2000 being unfavorably impacted by the items mentioned above.

In 2001, net cash used in investing activities increased by $23 million compared to 2000. The increase was primarily the result of increased purchases of property, plant and equipment; the acquisition of the Nordic bottling operations and other investing activities such as the acquisitions of Odwalla, Inc. and Brazilian bottling operations. This was offset by proceeds received from the sale of our Japan Vending operations.

In 2000, net cash used in investing activities decreased by $2,256 million compared to 1999. The decrease was primarily the result of brand and bottler acquisitions during 1999.

Total capital expenditures for property, plant and equipment (including our investments in information technology) and the percentage distribution by operating segment for 2001, 2000 and 1999 are as follows (in millions):

Year Ended December 31,	**2001**	2000	1999
Capital expenditures	**$ 769**	$ 733	$ 1,069
North America[1]	**44%**	35%	25%
Africa	**1%**	1%	2%
Europe, Eurasia & Middle East	**14%**	27%	21%
Latin America	**5%**	2%	6%
Asia	**14%**	18%	30%
Corporate	**22%**	17%	16%

[1] Includes The Minute Maid Company

Financing Activities, Contractual Obligations and Commercial Commitments

Our financing activities include net borrowings, dividend payments and share issuances and repurchases. Net cash used in financing activities totaled $2,830 million in 2001, $2,072 million in 2000 and $471 million in 1999. The changes between 2001 and 2000 as well as between 2000 and 1999 were primarily due to the use of free cash flow to pay down outstanding debt.

Cash used to purchase common stock for treasury under the 1996 share repurchase plan and employee stock award programs totaled $277 million in 2001, $133 million in 2000 and $15 million in 1999. In 2000 and in 1999, we did not repurchase any shares under the 1996 share repurchase plan. As previously mentioned, we expect that the Company's share repurchases will be increased in 2002, and we are currently estimating a range of $750 million to $1 billion of repurchases during the year.

Commercial paper is our primary source of short-term financing. On December 31, 2001, we had $3,361 million outstanding in commercial paper borrowings compared to $4,549 million outstanding at the end of 2000, a $1,188 million decrease in borrowings. The 2001 decrease in commercial paper was due to the use of free cash flow to pay down outstanding debt. The Company's commercial paper borrowings normally mature less than three months from the date of issuance. In 1999, as part of our Year 2000 plan, we increased the amount of commercial paper borrowings with maturity dates greater than three months. The gross payments and receipts of borrowings greater than three months from the date of issuance have been included in the Consolidated Statements of Cash Flows. On December 31, 2001, we had $2,468 million in lines of credit and other short-term credit facilities available, of which approximately $382 million was outstanding.

On December 31, 2001, we had $1,219 million outstanding in long-term debt, compared to $835 million outstanding at the end of 2000, a $384 million increase in borrowings. These increased borrowings were a result of the Company issuing $500 million in 10-year global notes in March 2001. This debt was incurred in order to obtain funds at attractive rates available in 2001. Current maturities of long-term debt were $156 million as of December 31, 2001 compared to $21 million as of December 31, 2000, an increase of $135 million.

The Company's contractual obligations and commercial commitments are as follows (in millions):

December 31,	2001
Short-term loans and notes payable:	
Commercial paper borrowings	$ 3,361
Lines of credit and other short-term borrowings	382
Current maturities of long-term debt	156
Long-term debt	1,219
Marketing commitments	1,326
Contractual obligations	$ 6,444
Contingent liability for guarantees of indebtedness owed to third parties	$ 436

For the year ended December 31, 2001, our Company generated cash flows provided by operating activities of $4,110 million. Management's expectations are that future cash flows provided by operating activities will be sufficient to meet the Company's contractual obligations. For further discussion of the above contractual obligations and commercial commitments, refer to Notes 5, 6 and 10 of the Consolidated Financial Statements.

Exchange

Our international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. We closely monitor our operations in each country and seek to adopt appropriate strategies that are responsive to changing economic and political environments and to fluctuations in foreign currencies.

We use approximately 59 functional currencies. Due to our global operations, weaknesses in some of these currencies are often offset by strengths in others. In 2001, 2000 and 1999, the weighted-average exchange rates for foreign currencies in which the Company conducts operations (all operating currencies), and for certain individual currencies, strengthened (weakened) against the U.S. dollar as follows:

Year Ended December 31,	**2001**	2000	1999
All operating currencies	**(8)%**	(5)%	Even
Australian dollar	**(13)%**	(8)%	3 %
British pound	**(5)%**	(7)%	(2)%
Canadian dollar	**(4)%**	Even	Even
French franc	**(5)%**	(14)%	(2)%
German mark	**(5)%**	(14)%	(2)%
Japanese yen	**(11)%**	4 %	15 %

These percentages do not include the effects of our hedging activities and, therefore, do not reflect the actual impact of fluctuations in exchange on our operating results. Our foreign currency management program is designed to mitigate over time a portion of the impact of exchange on net income and earnings per share. The impact of a stronger U.S. dollar reduced our operating income by approximately 5 percent in 2001 and approximately 4 percent in 2000. The negative trend from currencies on our 2002 operating income, including the recent devaluation in Argentina, is expected to continue.

Exchange gains (losses)-net amounted to $(9) million in 2001, $(12) million in 2000 and $87 million in 1999, and were recorded in other income-net in the Consolidated Statements of Income. Exchange gains (losses)-net includes the remeasurement of certain currencies into functional currencies and the costs of hedging certain exposures of our balance sheet.

Additional information concerning our hedging activities is presented in Note 9 in our Consolidated Financial Statements.

Off Balance Sheet Arrangements

The Company does not have transactions, arrangements or relationships with "special purpose" entities, and the Company does not have any off balance sheet debt.

FINANCIAL POSITION

Comparing 2001 to 2000, the increase in prepaid expenses and other assets was primarily due to the change in the carrying value of derivatives and hedging instruments and amounts due from CCHBC of $146 million related to the sale of the Russian bottling operations. For further discussion, refer to Note 2 of the Consolidated Financial Statements. The decrease in cost method investments was primarily due to the consolidation of our recently purchased Brazilian bottling operations that had been classified as temporary cost method investments. The increase in other assets was due to a higher cash surrender value of insurance due to the pay off of policy loans. The increase in trademarks and other intangible assets was due primarily to acquisitions of brands and bottling operations during 2001.

Comparing 2000 to 1999, the carrying value of our investment in Coca-Cola Amatil decreased, primarily as a result of a nonrecurring charge recorded by Coca-Cola Amatil to reduce the carrying value of its investment in the Philippines. The Company's portion of this charge was $306 million. The carrying value of our investment in CCHBC decreased due to the impact of foreign currency exchange partially offset by a gain of approximately $118 million related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. during the third quarter of 2000. The carrying value of other investments, principally bottling companies, decreased primarily due to a nonrecurring charge recorded by Panamco to write down selected assets, including the impairment of the value of the Venezuelan operating unit. The decrease in the carrying value of other equity investments was also impacted by the consolidation in 2000 of F&N Coca-Cola, which was previously recorded as an equity investment. The increase in other assets in 2000 is primarily due to an increase in marketing prepayments. The increase in accounts payable and accrued expenses in 2000 is due primarily to the accrual for the Realignment expenses.

EURO CONVERSION

In January 1999, certain member countries of the European Union established irrevocable, fixed conversion rates between their existing currencies and the European Union's common currency (the euro). The introduction of the euro was phased in over a period ended January 1, 2002, when euro notes and coins came into circulation. The replacement of other currencies with the euro did not have and is not expected to have a material impact on our operations or our Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation affects the way we operate in many markets around the world. In general, we are able to increase prices to counteract the majority of the inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. As discussed further in Note 9, the 2001 Consolidated Financial Statements were prepared in accordance with the provisions of SFAS No. 133. Prior years' financial statements have not been restated. The 2000 and 1999 Consolidated Financial Statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Effective January 1, 2001, our Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." Both of these EITF Issues provide additional guidance relating to the income statement classification of certain sales incentives. The adoption of these EITF Issues resulted in the Company reducing both net operating revenues and selling, administrative and general expenses by approximately $580 million in 2001, $569 million in 2000 and $521 million in 1999. These reclassifications have no impact on operating income.

In April 2001, the EITF reached a consensus on EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25, which is effective for the Company beginning January 1, 2002, will require certain selling expenses incurred by the Company to be classified as deductions from revenue. With the adoption of this EITF Issue, we estimate that approximately $2.6 billion of our payments to bottlers and customers that are currently classified within selling, administrative and general expenses will be reclassified as deductions from revenue. In our 2002 Consolidated Financial Statements, all comparative periods will be reclassified.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for the Company as of January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 requires that an initial impairment assessment be performed on all goodwill and indefinite lived intangible assets. To complete this assessment, the Company will compare the fair value to the current carrying value of trademarks and other intangible assets. Fair values will be derived using cash flow analysis. The assumptions used in this cash flow analysis will be consistent with our internal planning. Any impairment charge resulting from this initial assessment will be recorded as a cumulative effect of an accounting change. The Company estimates the cumulative effect of adopting this standard will result in a non-cash charge in the first quarter of 2002 of approximately $1 billion on a pretax basis. This amount reflects intangible assets for both the Company and the Company's proportionate share of its equity method investees. The adoption of this new standard will also benefit earnings beginning in 2002 by approximately $60 million in reduced amortization from Company-owned intangible assets and approximately $150 million of increased equity income relating to the Company's share of amortization savings from equity method investees.

OUTLOOK

While we cannot predict future performance, we believe considerable opportunities exist for sustained, profitable growth, not only in the developing population centers of the world, but also in our most established markets.

We firmly believe that the strength of our brands, our unparalleled distribution system, our global presence, our strong financial condition and the diversity and skills of our people give us the flexibility to capitalize on growth opportunities as we continue to pursue our goal of increasing share-owner value over time.

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by our Company and subsidiaries or with the approval of an authorized executive officer of our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to volume growth, share of sales and earnings per share growth and statements expressing general optimism about future operating results—are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following are some of the factors that could cause our Company's actual results to differ materially from the expected results described in or underlying our Company's forward-looking statements:

- Foreign currency rate fluctuations, interest rate fluctuations and other capital market conditions. Most of our exposures to capital markets, including foreign currency and interest rates, are managed on a consolidated basis, which allows us to net certain exposures and, thus, take advantage of any natural offsets. We use derivative financial instruments to reduce our net exposure to financial risks. There can be no assurance, however, that our financial risk management program will be successful in reducing capital market exposures.
- Changes in the nonalcoholic beverages business environment. These include, without limitation, changes in consumer preferences, competitive product and pricing pressures and our ability to gain or maintain share of sales in the global market as a result of actions by competitors. While we believe our opportunities for sustained, profitable growth are considerable, factors such as these could impact our earnings, share of sales and volume growth.
- Adverse weather conditions, which could reduce demand for Company products.
- Our ability to generate sufficient cash flows to support capital expansion plans, share repurchase programs and general operating activities.
- Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions.
- The effectiveness of our advertising, marketing and promotional programs.
- Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.
- Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.
- Economic and political conditions, especially in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.
- Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local bottlers and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology. Moreover, the supply of products in developing markets must match the customers' demand for those products, and due to product price and cultural differences, there can be no assurance of product acceptance in any particular market.
- The uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in our Company's Securities and Exchange Commission filings.

The foregoing list of important factors is not exclusive.

ADDITIONAL INFORMATION

For additional information about our operations, cash flows, liquidity and capital resources, please refer to the information on pages 57 through 84 of this report. Additional information concerning our operating segments is presented on pages 81 through 83.

CONSOLIDATED STATEMENTS OF INCOME

The Coca-Cola Company and Subsidiaries

Year Ended December 31, (In millions except per share data)	**2001**	2000	1999
NET OPERATING REVENUES	**$ 20,092**	$ 19,889	$ 19,284
Cost of goods sold	**6,044**	6,204	6,009
GROSS PROFIT	**14,048**	13,685	13,275
Selling, administrative and general expenses	**8,696**	8,551	8,480
Other operating charges	**—**	1,443	813
OPERATING INCOME	**5,352**	3,691	3,982
Interest income	**325**	345	260
Interest expense	**289**	447	337
Equity income (loss)	**152**	(289)	(184)
Other income-net	**39**	99	98
Gains on issuances of stock by equity investees	**91**	—	—
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**5,670**	3,399	3,819
Income taxes	**1,691**	1,222	1,388
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**3,979**	2,177	2,431
Cumulative effect of accounting change, net of income taxes	**(10)**	—	—
NET INCOME	**$ 3,969**	$ 2,177	$ 2,431
BASIC NET INCOME PER SHARE			
Before accounting change	**$ 1.60**	$ .88	$ .98
Cumulative effect of accounting change	**—**	—	—
	$ 1.60	$ .88	$ .98
DILUTED NET INCOME PER SHARE			
Before accounting change	**$ 1.60**	$ .88	$ .98
Cumulative effect of accounting change	**—**	—	—
	$ 1.60	$ .88	$ .98
AVERAGE SHARES OUTSTANDING	**2,487**	2,477	2,469
Dilutive effect of stock options	**—**	10	18
AVERAGE SHARES OUTSTANDING ASSUMING DILUTION	**2,487**	2,487	2,487

See Notes to Consolidated Financial Statements.

The Coca-Cola Company and Subsidiaries

December 31, (In millions except share data)	2001	2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 1,866	$ 1,819
Marketable securities	68	73
	1,934	1,892
Trade accounts receivable, less allowances of $59 in 2001 and $62 in 2000	1,882	1,757
Inventories	1,055	1,066
Prepaid expenses and other assets	2,300	1,905
TOTAL CURRENT ASSETS	7,171	6,620
INVESTMENTS AND OTHER ASSETS		
Equity method investments		
Coca-Cola Enterprises Inc.	788	707
Coca-Cola Amatil Limited	432	617
Coca-Cola HBC S.A.	791	758
Other, principally bottling companies	3,117	3,164
Cost method investments, principally bottling companies	294	519
Other assets	2,792	2,364
	8,214	8,129
PROPERTY, PLANT AND EQUIPMENT		
Land	217	225
Buildings and improvements	1,812	1,642
Machinery and equipment	4,881	4,547
Containers	195	200
	7,105	6,614
Less allowances for depreciation	2,652	2,446
	4,453	4,168
TRADEMARKS AND OTHER INTANGIBLE ASSETS	2,579	1,917
	$ 22,417	$ 20,834

December 31,	2001	2000
LIABILITIES AND SHARE-OWNERS' EQUITY		
CURRENT		
Accounts payable and accrued expenses	**$ 3,679**	$ 3,905
Loans and notes payable	**3,743**	4,795
Current maturities of long-term debt	**156**	21
Accrued income taxes	**851**	600
TOTAL CURRENT LIABILITIES	**8,429**	9,321
LONG-TERM DEBT	**1,219**	835
OTHER LIABILITIES	**961**	1,004
DEFERRED INCOME TAXES	**442**	358
SHARE-OWNERS' EQUITY		
Common stock, $.25 par value		
Authorized: 5,600,000,000 shares		
Issued: 3,491,465,016 shares in 2001; 3,481,882,834 shares in 2000	**873**	870
Capital surplus	**3,520**	3,196
Reinvested earnings	**23,443**	21,265
Accumulated other comprehensive income and *unearned compensation on restricted stock*	**(2,788)**	(2,722)
	25,048	22,609
Less treasury stock, at cost (1,005,237,693 shares in 2001; 997,121,427 shares in 2000)	**13,682**	13,293
	11,366	9,316
	$ 22,417	$ 20,834

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Coca-Cola Company and Subsidiaries

Year Ended December 31, (In millions)	**2001**	2000	1999
OPERATING ACTIVITIES			
Net income	**$ 3,969**	$ 2,177	$ 2,431
Depreciation and amortization	**803**	773	792
Deferred income taxes	**56**	3	97
Equity income or loss, net of dividends	**(54)**	380	292
Foreign currency adjustments	**(60)**	196	(41)
Gains on issuances of stock by equity investees	**(91)**	—	—
Gains on sales of assets, including bottling interests	**(85)**	(127)	(49)
Other operating charges	**—**	916	799
Other items	**34**	119	119
Net change in operating assets and liabilities	**(462)**	(852)	(557)
Net cash provided by operating activities	**4,110**	3,585	3,883
INVESTING ACTIVITIES			
Acquisitions and investments, principally trademarks and bottling companies	**(651)**	(397)	(1,876)
Purchases of investments and other assets	**(456)**	(508)	(518)
Proceeds from disposals of investments and other assets	**455**	290	176
Purchases of property, plant and equipment	**(769)**	(733)	(1,069)
Proceeds from disposals of property, plant and equipment	**91**	45	45
Other investing activities	**142**	138	(179)
Net cash used in investing activities	**(1,188)**	(1,165)	(3,421)
FINANCING ACTIVITIES			
Issuances of debt	**3,011**	3,671	3,411
Payments of debt	**(3,937)**	(4,256)	(2,455)
Issuances of stock	**164**	331	168
Purchases of stock for treasury	**(277)**	(133)	(15)
Dividends	**(1,791)**	(1,685)	(1,580)
Net cash used in financing activities	**(2,830)**	(2,072)	(471)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(45)**	(140)	(28)
CASH AND CASH EQUIVALENTS			
Net increase (decrease) during the year	**47**	208	(37)
Balance at beginning of year	**1,819**	1,611	1,648
Balance at end of year	**$ 1,866**	$ 1,819	$ 1,611

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

The Coca-Cola Company and Subsidiaries

Three Years Ended December 31, 2001	Number of Common Shares Outstanding	Common Stock	Capital Surplus	Reinvested Earnings	Outstanding Restricted Stock	Accumulated Other Comprehensive Income	Treasury Stock	Total
(In millions except per share data)								
BALANCE DECEMBER 31, 1998	2,466	$ 865	$ 2,195	$ 19,922	$ (84)	$ (1,350)	$ (13,145)	$ 8,403
Comprehensive income:								
Net income	—	—	—	2,431	—	—	—	2,431
Translation adjustments	—	—	—	—	—	(190)	—	(190)
Net change in unrealized gain (loss) on securities	—	—	—	—	—	23	—	23
Minimum pension liability	—	—	—	—	—	25	—	25
Comprehensive income								2,289
Stock issued to employees exercising stock options	6	2	166	—	—	—	—	168
Tax benefit from employees' stock option and restricted stock plans	—	—	72	—	—	—	—	72
Restricted stock and other stock plans, less amortization of $27	—	—	5	—	25	—	—	30
Stock issued by an equity investee	—	—	146	—	—	—	—	146
Purchases of stock for treasury	—	—	—	—	—	—	(15)	(15)
Dividends (per share — $.64)	—	—	—	(1,580)	—	—	—	(1,580)
BALANCE DECEMBER 31, 1999	2,472	867	2,584	20,773	(59)	(1,492)	(13,160)	9,513
Comprehensive income:								
Net income	—	—	—	2,177	—	—	—	2,177
Translation adjustments	—	—	—	—	—	(965)	—	(965)
Net change in unrealized gain (loss) on securities	—	—	—	—	—	(60)	—	(60)
Minimum pension liability	—	—	—	—	—	(10)	—	(10)
Comprehensive income								1,142
Stock issued to employees exercising stock options	12	2	329	—	—	—	—	331
Tax benefit from employees' stock option and restricted stock plans	—	—	116	—	—	—	—	116
Restricted stock and other stock plans, less amortization of $24	3	1	167	—	(136)	—	—	32
Purchases of stock for treasury	(2)[1]	—	—	—	—	—	(133)	(133)
Dividends (per share — $.68)	—	—	—	(1,685)	—	—	—	(1,685)
BALANCE DECEMBER 31, 2000	2,485	870	3,196	21,265	(195)	(2,527)	(13,293)	9,316
Comprehensive income:								
Net income	—	—	—	3,969	—	—	—	3,969
Translation adjustments	—	—	—	—	—	(207)	—	(207)
Cumulative effect of SFAS No. 133	—	—	—	—	—	50	—	50
Net gain (loss) on derivatives	—	—	—	—	—	92	—	92
Net change in unrealized gain (loss) on securities	—	—	—	—	—	(29)	—	(29)
Minimum pension liability	—	—	—	—	—	(17)	—	(17)
Comprehensive income								3,858
Stock issued to employees exercising stock options	7	2	162	—	—	—	—	164
Tax benefit from employees' stock option and restricted stock plans	—	—	58	—	—	—	—	58
Restricted stock and other stock plans, less cancellations	—	1	132	—	(24)	—	(112)	(3)
Amortization of restricted stock	—	—	—	—	41	—	—	41
Unearned restricted stock adjustment	—	—	(28)	—	28	—	—	—
Purchases of stock for treasury	(6)[1]	—	—	—	—	—	(277)	(277)
Dividends (per share — $.72)	—	—	—	(1,791)	—	—	—	(1,791)
BALANCE DECEMBER 31, 2001	**2,486**	**$ 873**	**$ 3,520**	**$ 23,443**	**$ (150)**	**$ (2,638)**	**$ (13,682)**	**$ 11,366**

[1] Common stock purchased from employees exercising stock options numbered .3 million, 2.2 million and .3 million shares for the years ended December 31, 2001, 2000 and 1999, respectively.

See Notes to Consolidated Financial Statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Coca-Cola Company, together with its subsidiaries, (the Company or our Company) is predominantly a manufacturer, marketer and distributor of nonalcoholic beverage concentrates and syrups. Operating in nearly 200 countries worldwide, we primarily sell our concentrates and syrups to bottling and canning operations, fountain wholesalers and fountain retailers. We also market and distribute juice and juice-drink products. We have significant markets for our products in all the world's geographic regions. We record revenue when title passes to our bottling partners or our customers.

Basis of Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Consolidation

Our Consolidated Financial Statements include the accounts of The Coca-Cola Company and all subsidiaries except where control is temporary or does not rest with our Company. Our investments in companies in which we have the ability to exercise significant influence over operating and financial policies, including certain investments where there is a temporary majority interest, are accounted for by the equity method. Accordingly, our Company's share of the net earnings of these companies is included in consolidated net income. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including transactions with equity method investees, are eliminated from our financial results.

Recoverability of Investments

Management periodically assesses the recoverability of our Company's investments. For publicly traded investments, the fair value of our Company's investment is readily determinable based on quoted market prices. For non-publicly traded investments, management's assessment of fair value is based on our analysis of the investee's estimates of future operating results and the resulting cash flows. If an investment is considered to be impaired and the decline in value is other than temporary, an appropriate write-down is recorded.

Issuances of Stock by Equity Investees

When one of our equity investees issues additional shares to third parties, our percentage ownership interest in the investee decreases. In the event the issuance price per share is more or less than our average carrying amount per share, we recognize a non-cash gain or loss on the issuance. This non-cash gain or loss, net of any deferred taxes, is generally recognized in our net income in the period the change of ownership interest occurs.

If gains have been previously recognized on issuances of an equity investee's stock and shares of the equity investee are subsequently repurchased by the equity investee, gain recognition does not occur on issuances subsequent to the date of a repurchase until shares have been issued in an amount equivalent to the number of repurchased shares. This type of transaction is reflected as an equity transaction and the net effect is reflected in the accompanying Consolidated Balance Sheets. For specific transaction details, refer to Note 3.

Advertising Costs

Our Company expenses production costs of print, radio and television advertisements as of the first date the advertisements take place. Advertising expenses included in selling, administrative and general expenses were $1,970 million in 2001, $1,655 million in 2000 and $1,609 million in 1999. As of December 31, 2001 and 2000, advertising production costs of approximately $52 million and $69 million, respectively, were recorded primarily in prepaid expenses and other assets and noncurrent other assets in the accompanying Consolidated Balance Sheets.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options.

Cash Equivalents

Marketable securities that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Inventories

Inventories consist primarily of raw materials and supplies and are valued at the lower of cost or market. In general, cost is determined on the basis of average cost or first-in, first-out methods.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated principally by the straight-line method over the estimated useful lives of the assets.

Other Assets

Our Company invests in infrastructure programs with our bottlers that are directed at strengthening our bottling system and increasing unit case sales. Additionally, our Company advances payments to certain customers for marketing to fund activities intended to generate volume. Advance payments are also made to certain customers for distribution rights. The costs of these programs are recorded in other assets and are subsequently amortized over the periods to be directly benefited. Management periodically evaluates the recoverability of these assets by preparing estimates of sales volume, the resulting gross profit, cash flows and other factors.

Trademarks and Other Intangible Assets

Trademarks and other intangible assets are stated on the basis of cost and are amortized, principally on a straight-line basis, over the estimated future periods to be benefited (not exceeding 40 years). Trademarks and other intangible assets are periodically reviewed for impairment to ensure they are appropriately valued. Conditions that may indicate an impairment issue exists include an economic downturn in a market or a change in the assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate interest rate is utilized, based on location-specific economic factors. Accumulated amortization was approximately $285 million and $192 million on December 31, 2001 and 2000, respectively.

Use of Estimates

In conformity with generally accepted accounting principles, the preparation of our financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes including our assessment of the carrying value of our investments in bottling operations. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from estimates.

New Accounting Standards

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. As discussed further in Note 9, the 2001 Consolidated Financial Statements were prepared in accordance with the provisions of SFAS No. 133. Prior years' financial statements have not been restated. As required by SFAS No. 133, the 2000 and 1999 Consolidated Financial Statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Effective January 1, 2001, our Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." Both of these EITF Issues provide additional guidance relating to the income statement classification of certain sales incentives. The adoption of these EITF Issues resulted in the Company reducing both net operating revenues and selling, administrative and general expenses by approximately $580 million in 2001, $569 million in 2000 and $521 million in 1999. These reclassifications have no impact on operating income.

In April 2001, the EITF reached a consensus on EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25, which is effective for the Company beginning January 1, 2002, will require certain selling expenses incurred by the Company to be classified as deductions from revenue. With the adoption of this EITF Issue, we estimate that approximately $2.6 billion of our payments to bottlers and customers that are currently classified within selling, administrative and general expenses will be reclassified as deductions from revenue. In our 2002 Consolidated Financial Statements, all comparative periods will be reclassified.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for the Company as of January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 requires that an initial impairment assessment is performed on all goodwill and indefinite lived intangible assets. To complete this assessment, the Company will compare the fair value to the current carrying value of trademarks and other intangible assets. Fair values will be derived using cash flow analysis. The assumptions used in this cash flow analysis will be consistent with our internal planning. Any impairment charge resulting from this initial assessment will be recorded as a cumulative effect of an accounting change. The Company estimates the cumulative effect of adopting this standard will result in a non-cash charge in the first quarter of 2002 of approximately $1 billion on a pretax basis. This amount reflects intangible assets for both the Company and the Company's proportionate share of its equity method investees. The adoption of this new standard will also benefit earnings beginning in 2002 by approximately $60 million in reduced amortization from Company-owned intangible assets and approximately $150 million of increased equity income relating to the Company's share of amortization savings from equity method investees.

NOTE 2: BOTTLING INVESTMENTS

Coca-Cola Enterprises Inc.

Coca-Cola Enterprises Inc. (Coca-Cola Enterprises) is the largest soft-drink bottler in the world, operating in eight countries. On December 31, 2001, our Company owned approximately 38 percent of the outstanding common stock of Coca-Cola Enterprises, and accordingly, we account for our investment by the equity method of accounting. As of December 31, 2001, our proportionate share of the net assets of Coca-Cola Enterprises exceeded our investment by approximately $283 million. This excess is amortized over a period consistent with the applicable useful life of the underlying transactions.

A summary of financial information for Coca-Cola Enterprises is as follows (in millions):

December 31,	**2001**	2000
Current assets	**$ 2,876**	$ 2,631
Noncurrent assets	**20,843**	19,531
Total assets	**$ 23,719**	$ 22,162
Current liabilities	**$ 4,522**	$ 3,094
Noncurrent liabilities	**16,377**	16,234
Total liabilities	**$ 20,899**	$ 19,328
Share-owners' equity	**$ 2,820**	$ 2,834
Company equity investment	**$ 788**	$ 707

Year Ended December 31,	**2001**	2000	1999
Net operating revenues	**$ 15,700**	$ 14,750	$ 14,406
Cost of goods sold	**9,740**	9,083	9,015
Gross profit	**$ 5,960**	$ 5,667	$ 5,391
Operating income	**$ 601**	$ 1,126	$ 839
Cash operating profit[1]	**$ 1,954**	$ 2,387	$ 2,187
Cumulative effect of accounting change	**$ 302**	$ —	$ —
Net income (loss)	**$ (321)**	$ 236	$ 59
Net income (loss) available to common share owners	**$ (324)**	$ 233	$ 56

[1] Cash operating profit is defined as operating income plus depreciation expense, amortization expense and other non-cash operating expenses.

Our net concentrate and syrup sales to Coca-Cola Enterprises were $3.9 billion in 2001, $3.5 billion in 2000 and $3.3 billion in 1999, or approximately 19 percent, 18 percent and 17 percent of our 2001, 2000 and 1999 net operating revenues, respectively. Coca-Cola Enterprises purchases sweeteners through our Company; however, related collections from Coca-Cola Enterprises and payments to suppliers are not included in our Consolidated Statements of Income. These transactions amounted to $295 million in 2001, $298 million in 2000 and $308 million in 1999. We also provide certain administrative and other services to Coca-Cola Enterprises under negotiated fee arrangements.

Cash payments made directly to Coca-Cola Enterprises for support of certain marketing activities and participation with them in cooperative advertising and other marketing programs amounted to approximately $606 million, $533 million and $525 million in 2001, 2000 and 1999, respectively. Cash payments made directly to Coca-Cola Enterprises' customers for support of certain marketing activities and programs amounted to approximately $282 million,

$221 million and $242 million in 2001, 2000 and 1999, respectively. Pursuant to cooperative advertising and trade agreements with Coca-Cola Enterprises, we received approximately $252 million, $195 million and $243 million in 2001, 2000 and 1999, respectively, from Coca-Cola Enterprises for local media and marketing program expense reimbursements.

Our Company enters into programs with Coca-Cola Enterprises designed to assist their development of the cold drink infrastructure. Under these programs, our Company made payments to Coca-Cola Enterprises for a portion of the cost of developing the infrastructure necessary to support accelerated placements of cold drink equipment. These payments support a common objective of increased sales of Coca-Cola beverages from increased availability and consumption in the cold drink channel. In connection with these programs, Coca-Cola Enterprises agrees to: (1) purchase and place specified numbers of vendors/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards; and (4) report to our Company minimum average annual unit case sales volume throughout the economic life of the equipment.

Coca-Cola Enterprises must achieve minimum average unit case sales volume for a 12-year period following the placement of equipment. These minimum average unit case sales volume levels ensure adequate gross profit from sales of concentrate to fully recover the capitalized costs plus a return on the Company's investment. Should Coca-Cola Enterprises fail to purchase the specified numbers of vendors/coolers or cold drink equipment for any calendar year through 2008, the parties agree to mutually develop a reasonable solution. Should no mutually agreeable solution be developed, or in the event that Coca-Cola Enterprises otherwise breaches any material obligation under the contracts and such breach is not remedied within a stated period, then Coca-Cola Enterprises would be required to repay a portion of the support funding as determined by our Company. No repayments by Coca-Cola Enterprises have ever been made under these programs. Our Company paid or committed to pay approximately $159 million, $223 million and $338 million in 2001, 2000 and 1999, respectively, to Coca-Cola Enterprises in connection with these infrastructure programs. These payments are recorded as other assets and amortized as a charge to earnings over the 12-year period following the placement of the equipment. Amounts recorded in other assets were approximately $931 million as of December 31, 2001. For 2002 and thereafter, the Company has no further commitments under these programs.

As of January 1, 2001, Coca-Cola Enterprises changed its method of accounting for infrastructure development payments received from the Company. Prior to this change, Coca-Cola Enterprises recognized these payments as offsets to incremental expenses of the programs in the periods in which they were incurred. Coca-Cola Enterprises now recognizes the infrastructure development payments received from the Company as obligations under the contracts are performed. Because the Company eliminates the financial effect of significant intercompany transactions (including transactions with equity method investees), this change in accounting method has no impact on the Consolidated Financial Statements of our Company.

Our Company and Coca-Cola Enterprises reached an agreement in 2000 to transfer all responsibilities and the associated staffing for major customer marketing (CMG) efforts to Coca-Cola Enterprises from our Company and for local media activities from Coca-Cola Enterprises to our Company. Under the agreement, our Company reimburses Coca-Cola Enterprises for the CMG staffing costs transferred to Coca-Cola Enterprises, and Coca-Cola Enterprises reimburses our Company for the local media staffing costs transferred to our Company. Amounts reimbursed to Coca-Cola Enterprises by our Company for CMG staffing expenses were $25 million and $3 million for 2001 and 2000, respectively. Amounts reimbursed to our Company for local media staffing expenses were $16 million for 2001.

The difference between our proportionate share of Coca-Cola Enterprises' income available to common share owners and the Company's equity income in Coca-Cola Enterprises is primarily related to the elimination of the financial effect of intercompany transactions between the two companies.

If valued at the December 31, 2001, quoted closing price of Coca-Cola Enterprises shares, the value of our investment in Coca-Cola Enterprises exceeded its carrying value by approximately $2.4 billion.

Other Equity Investments

Operating results include our proportionate share of income (loss) from our equity investments. A summary of financial information for our equity investments in the aggregate, other than Coca-Cola Enterprises, is as follows (in millions):

December 31,	2001	2000
Current assets	$ 6,013	$ 5,985
Noncurrent assets	17,879	19,030
Total assets	$ 23,892	$ 25,015
Current liabilities	$ 5,085	$ 5,419
Noncurrent liabilities	7,806	8,357
Total liabilities	$ 12,891	$ 13,776
Share-owners' equity	$ 11,001	$ 11,239
Company equity investment	$ 4,340	$ 4,539

Year Ended December 31,	2001	2000	1999
Net operating revenues [1]	$ 19,955	$ 21,423	$ 19,605
Cost of goods sold	11,413	13,014	12,085
Gross profit [1]	$ 8,542	$ 8,409	$ 7,520
Operating income (loss)	$ 1,770	$ (24)	$ 809
Cash operating profit [2]	$ 3,171	$ 2,796	$ 2,474
Net income (loss)	$ 735	$ (894)	$ (134)

Equity investments include non-bottling investees.

[1] 2000 and 1999 Net operating revenues and Gross profit have been reclassified for EITF Issue No. 00-14 and EITF Issue No. 00-22.

[2] Cash operating profit is defined as operating income plus depreciation expense, amortization expense and other non-cash operating expenses.

Net sales to equity investees other than Coca-Cola Enterprises were $3.7 billion in 2001, $3.5 billion in 2000 and $3.2 billion in 1999. Total support payments, primarily marketing, made to equity investees other than Coca-Cola Enterprises, the majority of which are located outside the United States, were approximately $636 million, $663 million and $685 million for 2001, 2000 and 1999, respectively.

In February 2001, the Company reached an agreement with Carlsberg A/S (Carlsberg) for the dissolution of Coca-Cola Nordic Beverages (CCNB), a joint venture bottler in which our Company had a 49 percent ownership. In July 2001, our Company and San Miguel Corporation (San Miguel) acquired Coca-Cola Bottlers Philippines (CCBPI) from Coca-Cola Amatil Limited (Coca-Cola Amatil).

In November 2001, our Company sold nearly all of its ownership interests in various Russian bottling operations to Coca-Cola HBC S.A. (CCHBC) for approximately $170 million in cash and notes receivable, of which $146 million in notes receivable remained outstanding as of December 31, 2001. These interests consisted of the Company's 40 percent ownership interest in a joint venture with CCHBC that operates bottling territories in Siberia and parts of Western Russia, together with our Company's nearly 100 percent interests in bottling operations with territories covering the remainder of Russia.

In July 2000, a merger of Coca-Cola Beverages plc (Coca-Cola Beverages) and Hellenic Bottling Company S.A. was completed to create CCHBC. This merger resulted in a decrease in our Company's equity ownership interest from approximately 50.5 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC.

In July 1999, we acquired from Fraser and Neave Limited its ownership interest in F&N Coca-Cola Pte Limited.

If valued at the December 31, 2001, quoted closing prices of shares actively traded on stock markets, the value of our equity investments in publicly traded bottlers other than Coca-Cola Enterprises exceeded our carrying value by approximately $800 million.

NOTE 3: ISSUANCES OF STOCK BY EQUITY INVESTEES

In July 2001, Coca-Cola Enterprises completed its acquisition of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. The transaction was valued at approximately $1.4 billion, with approximately 30 percent of the transaction funded with the issuance of approximately 25 million shares of Coca-Cola Enterprises common stock, and the remaining portion funded through debt and assumed debt. The Coca-Cola Enterprises common stock issued was valued in an amount greater than the book value per share of our investment in Coca-Cola Enterprises. The shares issued combined with other share issuances exceeded the amount of repurchased shares under Coca-Cola Enterprises' share repurchase plan. As a result, the issuance of these shares resulted in a one-time non-cash pretax gain for our Company of approximately $91 million. We provided deferred taxes of approximately $36 million on this gain. This transaction reduced our ownership in Coca-Cola Enterprises from approximately 40 percent to approximately 38 percent.

No gains on issuances of stock by equity investees were recorded during 2000. In the first quarter of 1999, Coca-Cola Enterprises completed its acquisition of various bottlers. These transactions were funded primarily with shares of Coca-Cola Enterprises common stock. The Coca-Cola Enterprises common stock issued was valued in an amount greater than the book value per share of our investment in Coca-Cola Enterprises. As a result of these transactions, our equity in the underlying net assets of Coca-Cola Enterprises increased, and we recorded a $241 million increase to our Company's investment basis in Coca-Cola Enterprises. Due to Coca-Cola Enterprises' share repurchase program, the increase in our investment in Coca-Cola Enterprises was recorded as an equity transaction, and no gain was recognized. We recorded a deferred tax liability of approximately $95 million on this increase to our investment in Coca-Cola Enterprises. These transactions reduced our ownership in Coca-Cola Enterprises from approximately 42 percent to approximately 40 percent.

NOTE 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in millions):

December 31,	2001	2000
Accrued marketing	**$ 1,160**	$ 1,163
Container deposits	**84**	58
Accrued compensation	**202**	141
Sales, payroll and other taxes	**148**	166
Accrued realignment expenses	**59**	254
Accounts payable and other accrued expenses	**2,026**	2,123
	$ 3,679	$ 3,905

NOTE 5: SHORT-TERM BORROWINGS AND CREDIT ARRANGEMENTS

Loans and notes payable consist primarily of commercial paper issued in the United States. On December 31, 2001, we had approximately $3,361 million outstanding in commercial paper borrowings. In addition, we had $2,468 million in lines of credit and other short-term credit facilities available, of which approximately $382 million was outstanding. Our weighted-average interest rates for commercial paper outstanding were approximately 1.9 percent and 6.7 percent at December 31, 2001 and 2000, respectively.

These facilities are subject to normal banking terms and conditions. Some of the financial arrangements require compensating balances, none of which is presently significant to our Company.

NOTE 6: LONG-TERM DEBT

Long-term debt consists of the following (in millions):

December 31,	2001	2000
6 5/8% U.S. dollar notes due 2002	**$ 150**	$ 150
6% U.S. dollar notes due 2003	**150**	150
5 3/4% U.S. dollar notes due 2009	**399**	399
5 3/4% U.S. dollar notes due 2011	**498**	—
7 3/8% U.S. dollar notes due 2093	**116**	116
Other, due 2002 to 2013	**62**	41
	1,375	856
Less current portion	**156**	21
	$ 1,219	$ 835

After giving effect to interest rate management instruments, the principal amount of our long-term debt that had fixed and variable interest rates, respectively, was $1,262 million and $113 million on December 31, 2001, and $706 million and $150 million on December 31, 2000. The weighted-average interest rate on our Company's long-term debt was 5.8 percent and 5.9 percent for the years ended December 31, 2001 and 2000, respectively. Total interest paid was approximately $304 million, $458 million and $314 million in 2001, 2000 and 1999, respectively. For a more complete discussion of interest rate management, refer to Note 9.

Maturities of long-term debt for the five years succeeding December 31, 2001, are as follows (in millions):

2002	2003	2004	2005	2006
$ 156	$ 155	$ 2	$ 1	$ 1

The above notes include various restrictions, none of which is presently significant to our Company.

NOTE 7: COMPREHENSIVE INCOME

Accumulated other comprehensive income (AOCI) consists of the following (in millions):

December 31,	2001	2000
Foreign currency translation adjustment	**$ (2,682)**	$ (2,475)
Accumulated derivative net gains	**142**	—
Unrealized gain (loss) on available-for-sale securities	**(55)**	(26)
Minimum pension liability	**(43)**	(26)
	$ (2,638)	$ (2,527)

A summary of the components of other comprehensive income for the years ended December 31, 2001, 2000 and 1999, is as follows (in millions):

December 31,	Before-Tax Amount	Income Tax	After-Tax Amount
2001			
Net foreign currency translation	**$ (285)**	**$ 78**	**$ (207)**
Cumulative effect of adopting SFAS No. 133, net	**83**	**(33)**	**50**
Net gain (loss) on derivative financial instruments	**151**	**(59)**	**92**
Net change in unrealized gain (loss) on available-for-sale securities	**(39)**	**10**	**(29)**
Minimum pension liability	**(27)**	**10**	**(17)**
Other comprehensive income (loss)	**$ (117)**	**$ 6**	**$ (111)**

December 31,	Before-Tax Amount	Income Tax	After-Tax Amount
2000			
Net foreign currency translation	$ (1,074)	$ 109	$ (965)
Net change in unrealized gain (loss) on available-for-sale securities	(90)	30	(60)
Minimum pension liability	(17)	7	(10)
Other comprehensive income (loss)	$ (1,181)	$ 146	$ (1,035)

December 31,	Before-Tax Amount	Income Tax	After-Tax Amount
1999			
Net foreign currency translation	$ (249)	$ 59	$ (190)
Net change in unrealized gain (loss) on available-for-sale securities	37	(14)	23
Minimum pension liability	38	(13)	25
Other comprehensive income (loss)	$ (174)	$ 32	$ (142)

NOTE 8: FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts reflected in our Consolidated Balance Sheets for cash, cash equivalents, marketable equity securities, cost method investments, receivables, loans and notes payable and long-term debt approximate their respective fair values. Fair values are based primarily on quoted prices for those or similar instruments. Fair values for our derivative financial instruments are included in Note 9.

Certain Debt and Marketable Equity Securities

Investments in debt and marketable equity securities, other than investments accounted for by the equity method, are categorized as either trading, available-for-sale or held-to-maturity. On December 31, 2001 and 2000, we had no trading securities. Securities categorized as available-for-sale are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of AOCI. Debt securities categorized as held-to-maturity are stated at amortized cost.

On December 31, 2001 and 2000, available-for-sale and held-to-maturity securities consisted of the following (in millions):

December 31,	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
Available-for-sale securities				
Equity securities	**$ 251**	**$ 43**	**$ (116)**	**$ 178**
Collateralized mortgage obligations	**13**	**—**	**(1)**	**12**
Other debt securities	**19**	**—**	**—**	**19**
	$ 283	**$ 43**	**$ (117)**	**$ 209**
Held-to-maturity securities				
Bank and corporate debt	**$ 978**	**$ —**	**$ —**	**$ 978**
Other debt securities	**8**	**—**	**—**	**8**
	$ 986	**$ —**	**$ —**	**$ 986**

December 31,	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2000				
Available-for-sale securities				
Equity securities	$ 248	$ 57	$ (90)	$ 215
Collateralized mortgage obligations	25	—	(2)	23
Other debt securities	15	—	—	15
	$ 288	$ 57	$ (92)	$ 253
Held-to-maturity securities				
Bank and corporate debt	$ 1,115	$ —	$ —	$ 1,115
	$ 1,115	$ —	$ —	$ 1,115

On December 31, 2001 and 2000, these investments were included in the following captions in our Consolidated Balance Sheets (in millions):

December 31,	Available-for-Sale Securities	Held-to-Maturity Securities
2001		
Cash and cash equivalents	**$ —**	**$ 976**
Current marketable securities	**66**	**2**
Cost method investments, principally bottling companies	**127**	**—**
Other assets	**16**	**8**
	$ 209	**$ 986**
2000		
Cash and cash equivalents	$ —	$ 1,113
Current marketable securities	71	2
Cost method investments, principally bottling companies	151	—
Other assets	31	—
	$ 253	$ 1,115

The contractual maturities of these investments as of December 31, 2001, were as follows (in millions):

	Available-for-Sale Securities		Held-to-Maturity Securities	
	Cost	Fair Value	Amortized Cost	Fair Value
2002	$ 16	$ 16	$ 978	$ 978
2003–2006	3	3	8	8
Collateralized mortgage obligations	13	12	—	—
Equity securities	251	178	—	—
	$ 283	$ 209	$ 986	$ 986

For the years ended December 31, 2001 and 2000, gross realized gains and losses on sales of available-for-sale securities were not material. The cost of securities sold is based on the specific identification method.

NOTE 9: HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our Company uses derivative financial instruments primarily to reduce our exposure to adverse fluctuations in interest rates and foreign exchange rates and, to a lesser extent, in commodity prices and other market risks. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair value or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings. Virtually all of our derivatives are straightforward over-the-counter instruments with liquid markets. Our Company does not enter into derivative financial instruments for trading purposes.

The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure from our use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates or other financial indices.

As discussed in Note 1, the Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138 on January 1, 2001. These statements require the Company to recognize all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. At the inception of the hedge relationship, the Company must designate the derivative instrument as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. This designation is based upon the exposure being hedged.

The adoption of SFAS No. 133 resulted in the Company recording transition adjustments to recognize its derivative instruments at fair value and to recognize the ineffective portion of the change in fair value of its derivatives. The cumulative effect of these transition adjustments was an after-tax reduction to net income of approximately $10 million and an after-tax net increase to AOCI of approximately $50 million. The reduction to net income is primarily related to the change in the time value and fair value of foreign currency options and interest rate agreements, respectively. The increase in AOCI is primarily related to net gains on foreign currency cash flow hedges. The Company reclassified into earnings during the year ended December 31, 2001 approximately $54 million of net gains relating to the transition adjustment recorded in AOCI as of January 1, 2001.

We have established strict counterparty credit guidelines and enter into transactions only with financial institutions of investment grade or better. We monitor counterparty exposures daily and review any downgrade in credit rating immediately. If a downgrade in the credit rating of a counterparty were to occur, we have provisions requiring collateral in the form of U.S. government securities for substantially all of our transactions. To mitigate presettlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. To minimize the concentration of credit risk, we enter into derivative transactions with a portfolio of financial institutions. The Company has master netting agreements with most of the financial institutions that are counterparties to the derivative instruments. These agreements allow the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, we consider the risk of counterparty default to be minimal.

Interest Rate Management

Our Company maintains a percentage of fixed and variable rate debt within defined parameters. We enter into interest rate swap agreements that maintain the fixed-to-variable mix within these parameters. These contracts had maturities ranging from one to two years on December 31, 2001. Interest rate swap agreements, which meet certain conditions required under SFAS No. 133 for fair value hedges, are accounted for as such. Therefore, no ineffective portion was recorded in 2001. Accordingly, the changes in the fair value of these agreements are recorded in earnings immediately. The fair value of our Company's interest rate swap agreements was approximately $5 million at December 31, 2001. The Company estimates the fair value of its interest rate management derivatives based on quoted market prices.

Prior to January 1, 2001, our Company also used interest swaps and interest rate caps for hedging purposes. For interest rate swaps, any differences paid or received were recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Additionally, prior to January 1, 2001, our Company had entered into an interest rate cap agreement that entitled us to receive from a financial institution the amount, if any, by which our interest payments on our variable rate debt exceeded prespecified interest rates through 2004. This cap agreement was terminated during 2001, and the impact on the Consolidated Statements of Income was immaterial.

Foreign Currency Management

The purpose of our foreign currency hedging activities is to reduce the risk that our eventual U.S. dollar net cash inflows resulting from sales outside the U.S. will be adversely affected by changes in exchange rates.

We enter into forward exchange contracts and purchase currency options (principally euro and Japanese yen) to hedge certain portions of forecasted cash flows denominated in foreign currencies. The effective portion of the changes in fair value for these contracts, which have been designated as cash flow hedges, are reported in AOCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion (which was not significant in 2001) of the change in fair value of these instruments is immediately recognized in earnings. These contracts had maturities ranging from one to two years on December 31, 2001, the period in which all amounts included in AOCI will be reclassified into earnings.

Additionally, the Company enters into forward exchange contracts, which are not designated as hedging instruments under SFAS No. 133. These instruments are used to offset the earnings impact relating to the variability in exchange rates on certain monetary assets and liabilities denominated in non-functional currencies. Changes in the fair value of these instruments are recognized in earnings in the "Other income-net" line item of the Consolidated Statements of Income immediately to offset the effect of remeasurement of the monetary assets and liabilities.

The Company also enters into forward exchange contracts to hedge its net investment position in certain major currencies. Under SFAS No. 133, changes in the fair value of these instruments are recognized in foreign currency translation adjustment, a component of AOCI, immediately to offset the change in the value of the net investment being hedged. For the year ended December 31, 2001, approximately $43 million of losses relating to derivative financial instruments were recorded in foreign currency translation adjustment.

Prior to January 1, 2001, gains and losses on derivative financial instruments that were designated and effective as hedges of net investments in international operations were included in foreign currency translation adjustments, a component of AOCI.

For the year ended December 31, 2001, we recorded an increase to AOCI of approximately $92 million, net of both income taxes and reclassifications to earnings, primarily related to net gains on foreign currency cash flow hedges, which will generally offset cash flow losses relating to the underlying exposures being hedged in future periods. The Company estimates that it will reclassify into earnings during the next 12 months approximately $120 million of the net amount recorded in AOCI as of December 31, 2001 as the anticipated foreign currency cash flows occur. The Company recorded approximately $12 million in earnings classified within net operating revenues in the Consolidated Statements of Income, primarily related to the change in the time value of foreign currency options. During 2001, the FASB issued an interpretation to SFAS No. 133 allowing the entire change in fair value, including the time value, of certain purchased options to be recorded in AOCI until the related underlying exposure is recorded in earnings. The Company adopted this interpretation prospectively.

The Company did not discontinue any cash flow hedge relationships during the year ended December 31, 2001.

The following table summarizes activity in AOCI related to derivatives designated as cash flow hedges held by the Company during the period from January 1, 2001 through December 31, 2001 (in millions):

Year Ended December 31,	Before-Tax Amount	Income Tax	After-Tax Amount
2001			
Cumulative effect of adopting SFAS No. 133, net	$ 83	$ (33)	$ 50
Net changes in fair value of derivatives	311	(122)	189
Net gains reclassified from AOCI into earnings	(160)	63	(97)
Accumulated derivative net gains as of December 31, 2001	$ 234	$ (92)	$ 142

The following table presents the fair value, carrying value and maturities of the Company's foreign currency derivative instruments outstanding as of December 31, 2001 (in millions):

December 31,	Carrying Values	Fair Values	Maturity
2001			
Forward contracts	$ 37	$ 37	2002
Currency swap agreements	10	10	2002
Purchased options	219	219	2002-2003
	$ 266	$ 266	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. This amount is primarily reflected in prepaid expenses and other assets within the Company's Consolidated Balance Sheets.

Prior to January 1, 2001, our Company also used foreign exchange contracts and purchased currency options for hedging purposes. Premiums paid and realized gains and losses, including those on any terminated contracts, were included in prepaid expenses and other assets. These were recognized in income, along with unrealized gains and losses, in the same period the hedging transactions were realized. Approximately $26 million of realized gains on settled contracts entered into as hedges of firmly committed transactions that had not yet occurred were deferred on December 31, 2000. Deferred gains and losses from hedging anticipated transactions were not material on December 31, 2000.

The following table presents the aggregate notional principal amounts, carrying values, fair values and maturities of our derivative financial instruments outstanding on December 31, 2000 (in millions):

December 31,	Notional Principal Amounts	Carrying Values	Fair Values	Maturity
2000				
Interest rate management				
Swap agreements				
Assets	$ 150	$ 1	$ 8	2003
Liabilities	25	(1)	(10)	2001-2003
Interest rate caps				
Assets	1,600	8	4	2004
Foreign currency management				
Forward contracts				
Assets	1,812	49	74	2001
Swap agreements				
Assets	48	2	(3)	2001
Liabilities	359	(2)	(19)	2001-2002
Purchased options				
Assets	706	18	53	2001-2002
Other				
Assets	87	2	3	2001
	$ 4,787	$ 77	$ 110	

NOTE 10: COMMITMENTS AND CONTINGENCIES

On December 31, 2001, we were contingently liable for guarantees of indebtedness owed by third parties in the amount of $436 million, of which $10 million related to the Company's equity investee bottlers. We do not consider it probable that we will be required to satisfy these guarantees.

We believe our exposure to concentrations of credit risk is limited, due to the diverse geographic areas covered by our operations.

We have committed to make future marketing expenditures of $1,326 million, of which the majority is payable over the next 12 years.

The Company is involved in various legal proceedings. Management believes that any liability to the Company which may arise as a result of these proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

NOTE 11: NET CHANGE IN OPERATING ASSETS AND LIABILITIES

The changes in operating assets and liabilities, net of effects of acquisitions and divestitures of businesses and unrealized exchange gains/losses, are as follows (in millions):

	2001	2000	1999
Increase in trade accounts receivable	**$ (73)**	$ (39)	$ (96)
Increase in inventories	**(17)**	(2)	(163)
Increase in prepaid expenses and other assets	**(349)**	(618)	(547)
Increase (decrease) in accounts payable and accrued expenses	**(179)**	(84)	281
Increase (decrease) in accrued taxes	**247**	(96)	(36)
Increase (decrease) in other liabilities	**(91)**	(13)	4
	$ (462)	$ (852)	$ (557)

NOTE 12: RESTRICTED STOCK, STOCK OPTIONS AND OTHER STOCK PLANS

Our Company currently sponsors restricted stock award plans and stock option plans. Our Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for our plans. Accordingly, no compensation cost has been recognized for our stock option plans. The compensation cost charged against income for our restricted stock award plans was $41 million in 2001, $6 million in 2000 and $39 million in 1999. In 2000, the Company recorded a charge of $37 million for special termination benefits as part of the Realignment (discussed in Note 16). Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the plans, our Company's net income and net income per share (basic and diluted) would have been as presented in the following table.

The pro forma amounts are indicated below (in millions, except per share amounts):

Year Ended December 31,	**2001**	2000	1999
Net income			
As reported	**$ 3,969**	$ 2,177	$ 2,431
Pro forma	**$ 3,767**	$ 1,995	$ 2,271
Basic net income per share			
As reported	**$ 1.60**	$ .88	$ .98
Pro forma	**$ 1.51**	$ .81	$ .92
Diluted net income per share			
As reported	**$ 1.60**	$ .88	$ .98
Pro forma	**$ 1.51**	$ .80	$ .91

Under the amended 1989 Restricted Stock Award Plan and the amended 1983 Restricted Stock Award Plan (the Restricted Stock Award Plans), 40 million and 24 million shares of restricted common stock, respectively, may be granted to certain officers and key employees of our Company.

On December 31, 2001, 29 million shares were available for grant under the Restricted Stock Award Plans. In 2001, there were 116,300 shares of restricted stock granted at an average price of $48.95. In 2000, there were 546,585 shares of restricted stock granted at an average price of $58.20. In 1999, 32,100 shares of restricted stock were granted at an average price of $53.86. In 2001, 78,700 shares of restricted stock were cancelled at an average price of $48.49. In 2000, 80,500 shares of restricted stock were cancelled at an average price of $28.41. In 1999, 1,600 shares of restricted stock were cancelled at an average price of $86.75. Participants are entitled to vote and receive dividends on the shares and, under the 1983 Restricted Stock Award Plan, participants are reimbursed by our Company for income taxes imposed on the award, but not for taxes generated by the reimbursement payment. The shares are subject to certain transfer restrictions and may be forfeited if a participant leaves our Company for reasons other than retirement, disability or death, absent a change in control of our Company.

In addition, 270,000 shares of three-year performance-based and 2,025,000 shares of five-year performance-based restricted stock were granted in 2000. The release of these shares was contingent upon the Company achieving certain predefined performance targets over the three-year and five-year measurement periods, respectively. Participants were entitled to vote and receive dividends on these shares during the measurement period. The Company also promised to grant 180,000 shares of stock at the end of three years and 200,000 shares at the end of five years to certain employees if the Company achieved predefined performance targets over the respective measurement periods. In May 2001, these performance based restricted stock awards and promises made to grant shares in the future were cancelled. New awards, for the same number of shares, with the exception of the promise made in 2000 to grant 200,000 shares at the end of five years, were granted. The performance targets of these new awards are aligned with the Company's current long-term earnings per share growth target of 11 to 12 percent. In 2001, an additional 10,000 shares of three-year and 300,000 shares of five-year performance-based restricted stock were granted with performance targets aligned with the Company's current long-term earnings per share growth target of 11 to 12 percent.

Under our 1991 Stock Option Plan (the 1991 Option Plan), a maximum of 120 million shares of our common stock was approved to be issued or transferred to certain officers and employees pursuant to stock options and stock appreciation rights granted under the 1991 Option Plan. The stock appreciation rights permit the holder, upon surrendering all or part of the related stock option, to receive cash, common stock or a combination thereof, in an amount up to 100 percent of the difference between the market price and the option price. Options to purchase common stock under the 1991 Option Plan have been granted to Company employees at fair market value at the date of grant.

The 1999 Stock Option Plan (the 1999 Option Plan) was approved by share owners in April of 1999. Following the approval of the 1999 Option Plan, no grants were made from the 1991 Option Plan, and shares available under the 1991 Option Plan were no longer available to be granted. Under the 1999 Option Plan, a maximum of 120 million shares of our common stock was approved to be issued or transferred to certain officers and employees pursuant to stock options granted under the 1999 Option Plan. Options to purchase common stock under the 1999 Option Plan have been granted to Company employees at fair market value at the date of grant.

Generally, stock options become exercisable over a four-year vesting period and expire 15 years from the date of grant. Prior to 1999, stock options generally became exercisable over a three-year vesting period and expired 10 years from the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yields of 1.6, 1.2 and 1.2 percent; expected volatility of 31.9, 31.7 and 27.1 percent; risk-free interest rates of 5.1, 5.8 and 6.2 percent; and expected lives of five years for 2001 and 2000 and four years for 1999. The weighted-average fair value of options granted was $15.09, $19.85 and $15.77 for the years ended December 31, 2001, 2000 and 1999, respectively.

A summary of stock option activity under all plans is as follows (shares in millions):

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding on January 1,	**112**	**$ 51.23**	101	$ 46.66	80	$ 42.77
Granted[1]	**45**	**48.11**	32	57.35	28	53.53
Exercised	**(7)**	**24.30**	(12)	26.00	(6)	26.12
Forfeited/Expired[2]	**(9)**	**56.74**	(9)	57.51	(1)	60.40
Outstanding on December 31,	**141**	**$ 51.16**	112	$ 51.23	101	$ 46.66
Exercisable on December 31,	**65**	**$ 50.83**	60	$ 46.57	59	$ 39.40
Shares available on December 31, for options that may be granted	**25**		65		92	

[1] No grants were made from the 1991 Option Plan during 2000 or 2001.

[2] Shares Forfeited/Expired relate to the 1991 and 1999 Option Plans.

The following table summarizes information about stock options at December 31, 2001 (shares in millions):

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 20.00 to $ 30.00	7	2.1 years	$ 23.44	7	$ 23.44
$ 30.01 to $ 40.00	9	3.8 years	$ 35.63	9	$ 35.63
$ 40.01 to $ 50.00	53	12.9 years	$ 48.22	9	$ 48.86
$ 50.01 to $ 60.00	59	12.2 years	$ 56.30	28	$ 56.54
$ 60.01 to $ 86.75	13	6.8 years	$ 65.87	12	$ 65.89
$ 20.00 to $ 86.75	141	10.9 years	$ 51.16	65	$ 50.83

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Our Company sponsors and/or contributes to pension and postretirement health care and life insurance benefit plans covering substantially all U.S. employees and certain employees in international locations. We also sponsor nonqualified, unfunded defined benefit pension plans for certain officers and other employees. In addition, our Company and its subsidiaries have various pension plans and other forms of postretirement arrangements outside the United States.

Total expense for all benefit plans, including defined benefit pension plans, defined contribution pension plans, and postretirement health care and life insurance benefit plans, amounted to approximately $142 million in 2001, $116 million in 2000 and $108 million in 1999. In addition, in 2000 the Company recorded a charge of $124 million for special retirement benefits as part of the Realignment discussed in Note 16. Net periodic cost for our pension and other defined benefit plans consists of the following (in millions):

	Pension Benefits		
Year Ended December 31,	**2001**	2000	1999
Service cost	$ **53**	$ 54	$ 67
Interest cost	**123**	119	111
Expected return on plan assets	**(125)**	(132)	(119)
Amortization of prior service cost	**8**	4	6
Recognized net actuarial (gain) loss	**3**	(7)	7
Settlements and curtailments	**—**	1	—
Net periodic pension cost	$ **62**	$ 39	$ 72

	Other Benefits		
Year Ended December 31,	**2001**	2000	1999
Service cost	$ **13**	$ 12	$ 14
Interest cost	**34**	29	22
Expected return on plan assets	**(1)**	(1)	(1)
Amortization of prior service cost	**2**	1	—
Recognized net actuarial gain	**—**	(1)	—
Net periodic cost	$ **48**	$ 40	$ 35

The following table sets forth the change in benefit obligation for our benefit plans (in millions):

	Pension Benefits		Other Benefits	
December 31,	**2001**	2000	**2001**	2000
Benefit obligation at beginning of year	$ **1,819**	$ 1,670	$ **407**	$ 303
Service cost	**53**	54	**13**	12
Interest cost	**123**	119	**34**	29
Foreign currency exchange rate changes	**(23)**	(55)	**—**	—
Amendments	**—**	57	**3**	21
Actuarial loss	**62**	77	**96**	25
Benefits paid	**(126)**	(146)	**(23)**	(17)
Business combinations	**10**	—	**—**	—
Divestitures	**(12)**	—	**—**	—
Settlements and curtailments	**—**	(67)	**—**	13
Special retirement benefits	**—**	104	**—**	20
Other	**—**	6	**—**	1
Benefit obligation at end of year	$ **1,906**	$ 1,819	$ **530**	$ 407

The following table sets forth the change in plan assets for our benefit plans (in millions):

	Pension Benefits		Other Benefits	
December 31,	**2001**	2000	**2001**	2000
Fair value of plan assets at beginning of year[1]	**$ 1,555**	$ 1,722	**$ 17**	$ 29
Actual return on plan assets	**(96)**	4	**—**	2
Employer contribution	**130**	31	**—**	—
Foreign currency exchange rate changes	**(14)**	(57)	**—**	—
Benefits paid	**(91)**	(120)	**(17)**	(14)
Business combinations	**9**	—	**—**	—
Divestitures	**(4)**	—	**—**	—
Settlements	**—**	(38)	**—**	—
Other	**3**	13	**—**	—
Fair value of plan assets at end of year[1]	**$ 1,492**	$ 1,555	**$ —**	$ 17

[1] Pension benefit plan assets primarily consist of listed stocks including 1,621,050 shares of common stock of our Company with a fair value of $76 million and $99 million as of December 31, 2001 and 2000, respectively.

The total projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $687 million and $232 million, respectively, as of December 31, 2001 and $617 million and $194 million, respectively, as of December 31, 2000. The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $583 million and $202 million, respectively, as of December 31, 2001 and $480 million and $152 million, respectively, as of December 31, 2000.

The accrued pension and other benefit costs recognized in our accompanying Consolidated Balance Sheets are computed as follows (in millions):

	Pension Benefits		Other Benefits	
December 31,	**2001**	2000	**2001**	2000
Funded status	**$ (414)**	$ (264)	**$ (530)**	$ (390)
Unrecognized net asset at transition	**(5)**	(6)	**—**	—
Unrecognized prior service cost	**73**	90	**21**	23
Unrecognized net actuarial (gain) loss	**195**	(89)	**45**	(51)
Net liability recognized	**$ (151)**	$ (269)	**$ (464)**	$ (418)
Prepaid benefit cost	**$ 146**	$ 39	**$ —**	$ —
Accrued benefit liability	**(387)**	(374)	**(464)**	(418)
Accumulated other comprehensive income	**70**	43	**—**	—
Intangible asset	**20**	23	**—**	—
Net liability recognized	**$ (151)**	$ (269)	**$ (464)**	$ (418)

The weighted-average assumptions used in computing the preceding information are as follows:

	Pension Benefits		
December 31,	**2001**	2000	1999
Discount rate	**6 1/2%**	7%	7%
Rate of increase in compensation levels	**4 1/4%**	4 1/2%	4 1/2%
Expected long-term rate of return on plan assets	**8 1/2%**	8 1/2%	8 1/2%

	Other Benefits		
December 31,	**2001**	2000	1999
Discount rate	**7 1/4%**	7 1/2%	8%
Rate of increase in compensation levels	**4 1/2%**	4 3/4%	5%
Expected long-term rate of return on plan assets	**—**	3%	3%

The rate of increase in per capita costs of covered health care benefits is assumed to be 9 percent in 2002, decreasing gradually to 5 1/4 percent by the year 2007.

A one percentage point change in the assumed health care cost trend rate would have the following effects (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2001	$ 54	$ (45)
Effect on net periodic postretirement benefit cost in 2001	$ 7	$ (6)

NOTE 14: INCOME TAXES

Income before income taxes and cumulative effect of accounting change consists of the following (in millions):

Year Ended December 31,	**2001**	2000	1999
United States	**$ 2,430**	$ 1,497	$ 1,504
International	**3,240**	1,902	2,315
	$ 5,670	$ 3,399	$ 3,819

Income tax expense (benefit) consists of the following (in millions):

Year Ended December 31,	United States	State & Local	International	Total
2001				
Current	**$ 552**	**$ 102**	**$ 981**	**$ 1,635**
Deferred	**70**	**(15)**	**1**	**56**
2000				
Current	$ 48	$ 16	$ 1,155	$ 1,219
Deferred	(9)	46	(34)	3
1999				
Current	$ 395	$ 67	$ 829	$ 1,291
Deferred	182	11	(96)	97

We made income tax payments of approximately $1,351 million, $1,327 million and $1,404 million in 2001, 2000 and 1999, respectively. During the first quarter of 2000, the United States and Japan taxing authorities entered into an Advance Pricing Agreement (APA) whereby the level of royalties paid by Coca-Cola (Japan) Company, Ltd. (our Subsidiary) to our Company has been established for the years 1993 through 2001. Pursuant to the terms of the APA, our Subsidiary has filed amended returns for the applicable periods reflecting the negotiated royalty rate. These amended returns resulted in the payment during the first and second quarters of 2000 of additional Japanese taxes, the effect of which on both our financial performance and our effective tax rate was not material, due primarily to offsetting tax credits utilized on our U.S. income tax return.

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

Year Ended December 31,	**2001**	2000	1999
Statutory U.S. federal rate	**35.0 %**	35.0 %	35.0 %
State income taxes-net of federal benefit	**1.0**	.8	1.0
Earnings in jurisdictions taxed at rates different from the statutory U.S. federal rate	**(4.9)**	(4.0)	(6.0)
Equity income or loss[1]	**(.9)**	2.9	1.6
Other operating charges[2]	**—**	1.9	5.3
Other-net	**(.4)**	(.6)	(.6)
	29.8 %	36.0 %	36.3 %

[1] Includes charges by equity investees for 2000 and 1999. See Note 15.
[2] Includes charges related to certain bottling, manufacturing and intangible assets for 2000 and 1999. See Note 15.

Our effective tax rate reflects the tax benefit derived from having significant operations outside the United States that are taxed at rates lower than the U.S. statutory rate of 35 percent.

In 2000, management concluded that it was more likely than not that local tax benefits would not be realized with respect to principally all of the items discussed in Note 15, with the exception of approximately $188 million of charges related to the settlement terms of a class action discrimination lawsuit. Accordingly, valuation allowances were recorded to offset the future tax benefit of these nonrecurring items resulting in an increase in our effective tax rate. Excluding the impact of these nonrecurring items, the effective tax rate on operations for 2000 was slightly more than 30 percent.

In 1999, the Company recorded a charge of $813 million, primarily reflecting the impairment of certain bottling, manufacturing and intangible assets. For some locations with impaired assets, management concluded that it was more likely than not that no local tax benefit would be realized. Accordingly, a valuation allowance was recorded offsetting the future tax benefits for such locations. This resulted in an increase in our effective tax rate for 1999. Excluding the impact, the Company's effective tax rate for 1999 would have been 31 percent.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $5.9 billion at December 31, 2001. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce a substantial portion of the U.S. liability.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following (in millions):

December 31,	2001	2000
Deferred tax assets:		
Benefit plans	$ 377	$ 261
Liabilities and reserves	489	456
Net operating loss carryforwards	286	375
Other operating charges	169	321
Other	232	126
Gross deferred tax assets	1,553	1,539
Valuation allowance	(563)	(641)
	$ 990	$ 898
Deferred tax liabilities:		
Property, plant and equipment	$ 391	$ 425
Equity investments	196	228
Intangible assets	248	224
Other	185	129
	$ 1,020	$ 1,006
Net deferred tax asset (liability)[1]	$ (30)	$ (108)

[1] Deferred tax assets of $412 million and $250 million have been included in the consolidated balance sheet caption "Other assets" at December 31, 2001 and 2000, respectively.

On December 31, 2001 and 2000, we had approximately $240 million and $143 million, respectively, of net deferred tax assets, located in countries outside the United States.

On December 31, 2001, we had $1,229 million of tax operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. Loss carryforwards of $440 million must be utilized within the next five years; $789 million can be utilized over an indefinite period. A valuation allowance has been provided for a portion of the deferred tax assets related to these loss carryforwards.

NOTE 15: NONRECURRING ITEMS

In the first quarter of 2000, we recorded charges of approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Indian bottling operations. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair value was derived using cash flow analysis. The assumptions used in the cash flow analysis were consistent with those used in our internal planning process. The assumptions included estimates of future growth in unit cases, estimates of gross margins, estimates of the impact of exchange rates and estimates of tax rates and tax incentives. The charge was primarily the result of our revised outlook for the Indian beverage market including the future expected tax environment. The remaining carrying value of long-lived assets within our Indian bottling operations, immediately after recording the impairment charge, was approximately $300 million.

In July 2000, we recorded a tax-free non-cash gain of approximately $118 million related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. For specific transaction details refer to Note 2.

In the fourth quarter of 2000, we recorded charges of approximately $188 million related to the settlement terms of, and direct costs related to, a class action discrimination lawsuit. The monetary settlement includes cash payments to fund back pay, compensatory damages, a promotional achievement fund and attorneys' fees. In addition, the Company introduced a wide range of training, monitoring and mentoring programs. Of the $188 million, $50 million was donated to The Coca-Cola Foundation to continue its broad range of community support programs. In 2001, our Company paid out substantially all of this settlement.

In 2000, the Company also recorded a nonrecurring charge of approximately $306 million, which represents the Company's portion of a charge recorded by Coca-Cola Amatil to reduce the carrying value of its investment in the Philippines. In addition, Panamerican Beverages, Inc. wrote down selected assets, including the impairment of the value of its Venezuelan operating unit. The Company's portion of this charge was approximately $124 million. Also contributing to the equity losses were nonrecurring charges recorded by investees in Eurasia and the Middle East. These nonrecurring charges were partially offset by the impact of lower tax rates related to current and deferred taxes at Coca-Cola Erfrischungsgetraenke AG (CCEAG).

In the fourth quarter of 1999, we recorded charges of approximately $813 million. Of this $813 million, approximately $543 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Russian and Caribbean bottlers and in the Middle and Far East and in North America. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, consistent with those used in our internal planning process, included our estimates of future growth in unit case sales, estimates of gross margins and estimates of the impact of inflation and foreign currency fluctuations. The charges were primarily the result of our revised outlook in certain markets due to the prolonged severe economic downturns. The remaining carrying value of these impaired long-lived assets, immediately after recording the impairment charge, was approximately $140 million.

Of the $813 million, approximately $196 million related to charges associated with the impairment of the distribution and bottling assets of our vending operations in Japan and our bottling operations in the Baltics. The charges reduced the carrying value of these assets to their fair value less the cost to sell. Consistent with our long-term bottling strategy, management intended to sell the assets of our vending operations in Japan and our bottling operations in the Baltics. The remaining carrying value of long-lived assets within these operations and the income from operations on an after-tax basis as of and for the 12-month period ending December 31, 2000, were approximately $143 million and $12 million, respectively. On December 22, 2000, the Company signed a definitive agreement to sell the assets of our vending operations in Japan and this sale was completed in 2001. The proceeds from the sale of the assets were approximately equal to the carrying value of the long-lived assets less the cost to sell.

In December 2000, the Company announced that it had intended to sell its bottling operations in the Baltics to one of our strategic business partners. However, the partner was in the process of internal restructuring and no longer planned to purchase the Baltics bottling operations. At that time another suitable buyer was not identified so the Company continued to operate the Baltics bottlers as consolidated operations until a new buyer was identified. Subsequently, in January 2002, our Company reached an agreement to sell our bottling operations in the Baltics to CCHBC in early 2002. The expected proceeds from the sale of the Baltics bottlers are approximately equal to the current carrying value of the investment.

The remainder of the $813 million charges, approximately $74 million, primarily related to the change in senior management and charges related to organizational changes within the Europe, Eurasia and Middle East, Latin America and Corporate segments. These charges were incurred during the fourth quarter of 1999.

NOTE 16: REALIGNMENT COSTS

In January 2000, our Company initiated a major organizational realignment (the Realignment) intended to put more responsibility, accountability and resources in the hands of local business units of the Company so as to fully leverage the local capabilities of our system.

Under the Realignment, employees were separated from almost all functional areas of the Company's operations, and certain activities were outsourced to third parties. The total number of employees separated as of December 31, 2000, was approximately 5,200. Employees separated from the Company as a result of the Realignment were offered severance or early retirement packages, as appropriate, which included both financial and nonfinancial components. The Realignment expenses included costs associated with involuntary terminations, voluntary retirements and other direct costs associated with implementing the Realignment. Other direct costs included repatriating and relocating employees to local markets; asset write-downs; lease cancellation costs; and costs associated with the development, communication and administration of the Realignment.

The table below summarizes the balance of accrued Realignment expenses and the movement in that accrual as of and for the years ended December 31, 2001 and 2000 (in millions):

Realignment Summary	2000 Expenses	2000 Payments	2000 Non-cash and Exchange	Accrued Balance December 31, 2000	2001 Payments	2001 Non-cash and Exchange	Accrued Balance December 31, 2001
Employees involuntarily separated							
Severance pay and benefits	$ 216	$ (123)	$ (2)	$ 91	$ (66)	$ (8)	$ 17
Outside services—legal, outplacement, consulting	33	(25)	—	8	(8)	—	—
Other—including asset write-downs	81	(37)	(7)	37	(33)	(4)	—
	$ 330	$ (185)	$ (9)	$ 136	$ (107)	$ (12)	$ 17
Employees voluntarily separated							
Special retirement pay and benefits	$ 353	$ (174)	$ —	$ 179	$ (26)	$ (12)	$ 141
Outside services—legal, outplacement, consulting	6	(3)	—	3	(3)	—	—
	$ 359	$ (177)	$ —	$ 182	$ (29)	$ (12)	$ 141
Other direct costs	$ 161	$ (92)	$ (9)	$ 60	$ (26)	$ (11)	$ 23
Total Realignment	$ 850	$ (454)	$ (18)	$ 378[1]	$ (162)	$ (35)	$ 181[1]

[1] As of December 31, 2001 and 2000, $59 million and $254 million, respectively, were included in the consolidated balance sheet caption "Accounts payable and accrued expenses." As of December 31, 2001 and 2000, $122 million and $124 million, respectively, were included in the consolidated balance sheet caption "Other liabilities."

NOTE 17: ACQUISITIONS AND INVESTMENTS

During 2001, our Company's acquisition and investment activity totaled approximately $651 million. In February 2001, our Company reached an agreement with Carlsberg for the dissolution of CCNB, a joint venture bottler in which our Company had a 49 percent ownership. At that time, CCNB had bottling operations in Sweden, Norway, Denmark, Finland and Iceland. Under this agreement with Carlsberg, our Company acquired CCNB's Sweden and Norway bottling operations in June 2001, increasing our Company's ownership in those bottlers to 100 percent. Carlsberg acquired CCNB's Denmark and Finland bottling operations, increasing Carlsberg's ownership in those bottlers to 100 percent. Pursuant to the agreement, CCNB sold its Iceland bottling operations to a third-party group of investors in May 2001.

In March 2001, our Company signed a definitive agreement with La Tondena Distillers, Inc. (La Tondena) and San Miguel to acquire carbonated soft drink, water and juice brands for $84 million. CCBPI acquired the related manufacturing and distribution assets from La Tondena for $63 million.

In July 2001, our Company and San Miguel acquired CCBPI from Coca-Cola Amatil. Upon the completion of this transaction, our Company owned 35 percent of the common shares and 100 percent of the Preferred B shares, and San Miguel owned 65 percent of the common shares of CCBPI. Additionally, as a result of this transaction, our Company's interest in Coca-Cola Amatil was reduced from approximately 38 percent to approximately 35 percent.

In December 2001, our Company completed a cash tender offer for all outstanding shares of common stock of Odwalla, Inc. This acquisition was valued at approximately $190 million with our Company receiving an ownership interest of 100 percent.

During the first half of 2001, in separate transactions, our Company purchased two bottlers in Brazil: Refrescos Guararapes Ltda. and Sucovalle Sucos e Concentrados do Vale S.A. In separate transactions during the first half of 2000, our Company purchased two other bottlers in Brazil: Companhia Mineira de Refrescos, S.A. and Refrigerantes Minas Gerais Ltda. In October 2000, the Company purchased a 58 percent interest in Paraguay Refrescos S.A. (Paresa), a bottler located in Paraguay. In December 2000, the Company made a tender offer for the remaining 42 percent of the shares in Paresa. In January 2001, following the completion of the tender offer, we owned approximately 95 percent of Paresa.

The acquisitions and investments have been accounted for by either the purchase, equity or cost method of accounting, as appropriate. Their results have been included in the Consolidated Financial Statements from their respective dates of acquisition using the appropriate method of accounting. Had the results of these businesses been included in operations commencing with 1999, the reported results would not have been materially affected.

NOTE 18: SUBSEQUENT EVENTS

In 2001, our Company concluded negotiations regarding the terms of a Control and Profit and Loss (CPL) agreement with certain other share owners of CCEAG, the largest bottler in Germany, in which the Company has an approximate 41 percent ownership interest. Under the terms of the CPL agreement, the Company obtained management control of CCEAG for a period of up to five years. In return for the management control of CCEAG, the Company guaranteed annual payments in lieu of dividends by CCEAG to all other CCEAG share owners. Additionally, all other CCEAG share owners entered into either a put or a put/call option agreement with the Company, exercisable at the end of the term of the CPL agreement at agreed prices. In early 2002, the Company assumed control of CCEAG. This transaction will be accounted for as a business combination. The present value of the total amount likely to be paid by our Company to all other CCEAG share owners, including the put or put/call payments and the guaranteed annual payment in lieu of dividends, is approximately $600 million. In 2001, CCEAG's revenues were approximately $1.7 billion. Additionally, our Company's debt will increase between $700 million and $800 million once this business combination is completed.

In November 2001, our Company and CCBPI entered into a sale and purchase agreement with RFM Corp. to acquire its 83.2 percent interest in Cosmos Bottling Corporation (CBC), a publicly traded Philippine beverage company. As of the date of the agreement, the Company began supplying concentrate for this operation. The transaction valued CBC at 14 billion Philippine pesos, or approximately $270 million. The purchase of RFM's interest was finalized on January 3, 2002 with our Company receiving direct and indirect ownership totaling approximately 62.3 percent. A subsequent tender offer was made to the remaining minority share owners and is expected to close in March 2002.

NOTE 19: OPERATING SEGMENTS

Our Company's operating structure includes the following operating segments: North America (including The Minute Maid Company); Africa; Europe, Eurasia and Middle East; Latin America; Asia; and Corporate. North America also includes the United States, Canada and Puerto Rico.

Effective January 1, 2001, our Company's operating segments were geographically reconfigured and renamed. Puerto Rico was added to North America from Latin America. The Middle East Division was added to Europe and Eurasia, which changed its name to Europe, Eurasia and Middle East. At the same time, Africa and Middle East, less the relocated Middle East Division, changed its name to Africa. During the first quarter of 2001, Asia Pacific was renamed Asia. Prior period amounts have been reclassified to conform to the current period presentation.

Segment Products and Services

The business of our Company is nonalcoholic ready-to-drink beverages, principally carbonated soft drinks, but also a variety of noncarbonated beverages. Our operating segments derive substantially all their revenues from the manufacture and sale of beverage concentrates and syrups with the exception of Corporate, which derives its revenues primarily from the licensing of our brands in connection with merchandise.

Method of Determining Segment Profit or Loss

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment profit or loss includes substantially all the segment's costs of production, distribution and administration. Our Company manages income taxes on a global basis. Thus, we evaluate segment performance based on profit or loss before income taxes. Our Company typically manages and evaluates equity investments and related income on a segment level. However, we manage certain significant investments, such as our equity interests in Coca-Cola Enterprises, at the Corporate segment. We manage financial costs, such as exchange gains and losses and interest income and expense, on a global basis at the Corporate segment.

Information about our Company's operations by operating segment is as follows (in millions):

	North America	Africa	Europe, Eurasia & Middle East	Latin America	Asia	Corporate	Consolidated
2001							
Net operating revenues	**$ 7,526**	**$ 621**	**$ 4,492**	**$ 2,273**	**$ 5,000**[1]	**$ 180**	**$ 20,092**
Operating income	**1,480**	**261**	**1,476**	**1,094**	**1,763**	**(722)**	**5,352**
Interest income						**325**	**325**
Interest expense						**289**	**289**
Equity income (loss)	**2**	**2**	**(63)**	**118**	**68**	**25**	**152**
Identifiable operating assets	**4,738**	**293**	**2,516**	**1,681**	**2,121**	**5,646**[2]	**16,995**
Investments[3]	**140**	**78**	**1,732**	**1,572**	**1,053**	**847**	**5,422**
Capital expenditures	**339**	**11**	**105**	**37**	**107**	**170**	**769**
Depreciation and amortization	**249**	**27**	**134**	**90**	**144**	**159**	**803**
Income before income taxes and cumulative effect of accounting change	**1,472**	**258**	**1,417**	**1,279**	**1,808**	**(564)**[4]	**5,670**
2000							
Net operating revenues	$ 7,372	$ 608	$ 4,493	$ 2,140	$ 5,127[1]	$ 149	$ 19,889
Operating income[5]	1,409	174	1,300[6]	908	956	(1,056)[7]	3,691
Interest income						345	345
Interest expense						447	447
Equity income (loss)[8]	3	1	(39)	(75)	(290)	111	(289)
Identifiable operating assets	4,271	333	1,697	1,545	1,953	5,270[2]	15,069
Investments[3]	141	85	2,010	1,767	993	769	5,765
Capital expenditures	259	8	197	16	132	121	733
Depreciation and amortization	244	32	86	96	211	104	773
Income before income taxes	1,413	161	1,379[9]	859	651	(1,064)	3,399
1999							
Net operating revenues	$ 7,086	$ 662	$ 4,670	$ 1,932	$ 4,769[1]	$ 165	$ 19,284
Operating income[10]	1,447	212	912	829	1,194	(612)	3,982
Interest income						260	260
Interest expense						337	337
Equity income (loss)	(5)	1	(103)	(5)	(37)	(35)	(184)
Identifiable operating assets	3,591	361	1,935	1,653	2,439	4,852[2]	14,831
Investments[3]	139	75	2,128	1,833	1,837	780	6,792
Capital expenditures	269	18	222	67	317	176	1,069
Depreciation and amortization	263	27	100	96	184	122	792
Income before income taxes	1,443	199	797	836	1,143	(599)	3,819

Intercompany transfers between operating segments are not material. Certain prior year amounts have been reclassified to conform to the current year presentation.

[1] Japan revenues represent approximately 74 percent of total Asia operating segment revenues related to 2001, 75 percent related to 2000 and 79 percent related to 1999.

[2] Principally marketable securities, finance subsidiary receivables, trademarks and other intangible assets and fixed assets.

[3] Principally equity investments in bottling companies.

[4] Income before income taxes and cumulative effect of accounting change was increased by $91 million for Corporate due to a non-cash gain which was recognized on the issuance of stock by Coca-Cola Enterprises, one of our equity investees.

[5] Operating income was reduced by $3 million for North America, $397 million for Asia and $5 million for Corporate related to the other operating charges recorded for asset impairments in the first quarter of 2000. Operating income was also reduced by $132 million for North America, $33 million for Africa, $205 million for Europe, Eurasia & Middle East, $59 million for Latin America, $127 million for Asia and $294 million for Corporate as a result of other operating charges associated with the Realignment.

[6] Operating income was reduced by $30 million for Europe, Eurasia & Middle East due to incremental marketing expenses in Central Europe.

[7] Operating income was reduced by $188 million for Corporate related to the settlement terms of a discrimination lawsuit and a donation to The Coca-Cola Foundation.

[8] Equity income (loss) was reduced by $35 million for Europe, Eurasia & Middle East, $124 million for Latin America and $306 million for Asia, as a result of our Company's portion of nonrecurring charges recorded by equity investees.

[9] Income before income taxes was increased by $118 million for Europe, Eurasia & Middle East as a result of a gain related to the merger of Coca-Cola Beverages plc and Hellenic Bottling Company S.A.

[10] Operating income was reduced by $34 million for North America, $3 million for Africa, $506 million for Europe, Eurasia & Middle East, $35 million for Latin America, $176 million for Asia and $59 million for Corporate related to the other operating charges recorded in the fourth quarter of 1999.

Compound Growth Rates Ending 2001	North America	Africa	Europe, Eurasia & Middle East	Latin America	Asia	Consolidated
Net operating revenues						
5 years	5.5%	4.2%	(5.7)%	2.4%	5.7%	1.9%
10 years	6.1%	10.9%	1.9 %	7.6%	9.5%	6.0%
Operating income						
5 years	9.4%	14.1%	1.0 %	4.9%	6.6%	6.5%
10 years	9.2%	8.2%	4.9 %	10.4%	9.4%	8.8%

NET OPERATING REVENUES BY OPERATING SEGMENT[1]


2001
Asia 25%
North America 38%
Latin America 11%
Africa 3%
Europe, Eurasia & Middle East 23%
2000
Asia 26%
North America 37%
Latin America 11%
Africa 3%
Europe, Eurasia & Middle East 23%
1999
Asia 25%
North America 37%
Latin America 10%
Africa 4%
Europe, Eurasia & Middle East 24%

OPERATING INCOME BY OPERATING SEGMENT[1]


2001
Asia 29%
North America 24%
Africa 4%
Latin America 18%
Europe, Eurasia & Middle East 25%
2000
Asia 20%
North America 30%
Latin America 19%
Africa 4%
Europe, Eurasia & Middle East 27%
1999
Asia 26%
North America 31%
Latin America 18%
Africa 5%
Europe, Eurasia & Middle East 20%

[1] Charts and percentages are calculated excluding Corporate.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHARE OWNERS

The Coca-Cola Company

We have audited the accompanying consolidated balance sheets of The Coca-Cola Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coca-Cola Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 9 to the Consolidated Financial Statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst + Young LLP

Atlanta, Georgia
January 25, 2002

We are responsible for the preparation and integrity of the Consolidated Financial Statements appearing in our Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report is consistent with that in the financial statements.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal accounting control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all employees of our Company and our subsidiaries. In our opinion, our Company's internal accounting controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability of assets.

The Audit Committee of our Company's Board of Directors, composed solely of Directors who are not officers of our Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls and auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Committee.

The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by our Company's share owners. Ernst & Young LLP is engaged to audit the Consolidated Financial Statements of The Coca-Cola Company and subsidiaries and conducts such tests and related procedures as it deems necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the Consolidated Financial Statements, is contained in this Annual Report.

Douglas N. Daft
Chairman, Board of Directors,
and Chief Executive Officer

Gary P. Fayard
Senior Vice President
and Chief Financial Officer

Connie D. McDaniel
Vice President
and Controller

February 21, 2002

QUARTERLY DATA (UNAUDITED)

(In millions except per share data) Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2001					
Net operating revenues	**$ 4,479**	**$ 5,293**	**$ 5,397**	**$ 4,923**	**$ 20,092**
Gross profit	**3,134**	**3,714**	**3,705**	**3,495**	**14,048**
Net income	**863**	**1,118**	**1,074**	**914**	**3,969**
Basic net income per share	**.35**	**.45**	**.43**	**.37**	**1.60**
Diluted net income per share	**.35**	**.45**	**.43**	**.37**	**1.60**
2000					
Net operating revenues	$ 4,256	$ 5,487	$ 5,413	$ 4,733	$ 19,889
Gross profit	2,858	3,810	3,677	3,340	13,685
Net income (loss)	(58)	926	1,067	242	2,177
Basic net income (loss) per share	(.02)	.37	.43	.10	.88
Diluted net income (loss) per share	(.02)	.37	.43	.10	.88

The third quarter of 2001 includes a non-cash gain on the issuance of stock by one of our equity investees, Coca-Cola Enterprises, of approximately $91 million ($.02 per share after income taxes, basic and diluted).

The first quarter of 2000 includes other operating charges of approximately $405 million ($.16 per share after income taxes, basic and diluted) primarily related to the impairment of certain bottling, manufacturing and intangible assets. The first quarter of 2000 also includes other operating charges of approximately $275 million ($.08 per share after income taxes, basic and diluted) related to costs associated with the Realignment.

The second quarter of 2000 includes other operating charges of approximately $191 million ($.05 per share after income taxes, basic and diluted) related to costs associated with the Realignment.

The third quarter of 2000 includes a gain of $118 million ($.05 per share after income taxes, basic and diluted) related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. This gain was partially offset by other operating charges of approximately $94 million ($.03 per share after income taxes, basic and diluted) related to costs associated with the Realignment and $30 million ($.01 per share after income taxes, basic and diluted) for incremental marketing expense in Central Europe.

The fourth quarter of 2000 includes other operating charges of approximately $290 million ($.08 per share after income taxes, basic and diluted) related to costs associated with the Realignment. The fourth quarter of 2000 also includes other operating charges of approximately $188 million ($.05 per share after income taxes, basic and diluted) related to the settlement terms of a class action discrimination lawsuit and a donation to The Coca-Cola Foundation. The fourth quarter of 2000 also includes the Company's share of charges recorded by investees of approximately $463 million ($.19 per share after income taxes, basic and diluted).

Effective January 1, 2001, our Company adopted the provisions of EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." Both of these EITF Issues provide additional guidance relating to the income statement classification of certain sales incentives. The adoption of these EITF Issues resulted in the Company reducing both net operating revenues and gross profit by $135 million, $134 million, $130 million and $170 million for the first quarter, second quarter, third quarter and fourth quarter of 2000, respectively.

STOCK PRICES

Below is a summary of the New York Stock Exchange Composite high, low and closing prices of The Coca-Cola Company's stock for each quarter of 2001 and 2000.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
High	**$ 62.19**	**$ 49.35**	**$ 50.70**	**$ 50.45**
Low	**43.76**	**42.37**	**43.50**	**44.01**
Close	**45.16**	**45.00**	**46.85**	**47.15**
2000				
High	$ 66.88	$ 60.88	$ 64.00	$ 63.38
Low	42.88	44.75	49.19	53.50
Close	46.94	57.44	55.13	60.94

The Coca-Cola Company and Subsidiaries

(In millions except per share data, ratios and growth rates)	Compound Growth Rates 5 Years	Compound Growth Rates 10 Years	Year Ended December 31, 2001[2,3]	Year Ended December 31, 2000[3]
SUMMARY OF OPERATIONS				
Net operating revenues	1.9 %	6.0 %	**$ 20,092**	$ 19,889
Cost of goods sold	(2.2)%	2.7 %	**6,044**	6,204
Gross profit	4.0 %	7.8 %	**14,048**	13,685
Selling, administrative and general expenses	3.7 %	7.3 %	**8,696**	8,551
Other operating charges			**—**	1,443
Operating income	6.5 %	8.8 %	**5,352**	3,691
Interest income			**325**	345
Interest expense			**289**	447
Equity income (loss)			**152**	(289)
Other income (deductions)-net			**39**	99
Gains on issuances of stock by equity investees			**91**	—
Income from continuing operations before income taxes and changes in accounting principles	4.3 %	9.1 %	**5,670**	3,399
Income taxes	8.9 %	8.3 %	**1,691**	1,222
Income from continuing operations before changes in accounting principles	2.6 %	9.4 %	**$ 3,979**	$ 2,177
Net income	2.6 %	9.4 %	**$ 3,969**	$ 2,177
Preferred stock dividends			**—**	—
Net income available to common share owners	2.6 %	9.4 %	**$ 3,969**	$ 2,177
Average common shares outstanding			**2,487**	2,477
Average common shares outstanding assuming dilution			**2,487**	2,487
PER COMMON SHARE DATA				
Income from continuing operations before changes in accounting principles — basic	2.7 %	10.1 %	**$ 1.60**	$ .88
Income from continuing operations before changes in accounting principles — diluted	3.0 %	10.3 %	**1.60**	.88
Basic net income	2.7 %	10.1 %	**1.60**	.88
Diluted net income	3.0 %	10.3 %	**1.60**	.88
Cash dividends	7.6 %	11.6 %	**.72**	.68
Market price on December 31,	(2.2)%	8.9 %	**47.15**	60.94
TOTAL MARKET VALUE OF COMMON STOCK[1]	(2.1)%	8.2 %	**$ 117,226**	$ 151,421
BALANCE SHEET AND OTHER DATA				
Cash, cash equivalents and current marketable securities			**$ 1,934**	$ 1,892
Property, plant and equipment-net			**4,453**	4,168
Depreciation			**502**	465
Capital expenditures			**769**	733
Total assets			**22,417**	20,834
Long-term debt			**1,219**	835
Total debt			**5,118**	5,651
Share-owners' equity			**11,366**	9,316
Total capital[1]			**16,484**	14,967
OTHER KEY FINANCIAL MEASURES[1]				
Total debt-to-total capital			**31.0 %**	37.8 %
Net debt-to-net capital			**22.6 %**	29.4 %
Return on common equity			**38.5 %**	23.1 %
Return on capital			**26.6 %**	16.2 %
Dividend payout ratio			**45.1 %**	77.4 %
Free cash flow[9]			**$ 3,147**	$ 2,806
Economic profit			**$ 2,466**	$ 861

[1] See Glossary on inside back cover.
[2] In 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities."
[3] In 2001, we adopted EITF Issue No. 00-14 "Accounting for Certain Sales Incentives" and EITF Issue No. 00-22 "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." All prior years were reclassified to conform to the current year presentation.
[4] In 1998, we adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits."

1999[3]	1998[3,4]	1997[3,4]	1996[3,4]	1995[3,4]	1994[3,4,5]	1993[3,4,6]	1992[3,4,7,8]	1991[3,4,8]
$ 19,284	$ 18,357	$ 18,462	$ 18,290	$ 17,753	$ 15,845	$ 13,637	$ 12,769	$ 11,272
6,009	5,562	6,015	6,738	6,940	6,168	5,160	5,055	4,649
13,275	12,795	12,447	11,552	10,813	9,677	8,477	7,714	6,623
8,480	7,755	7,386	7,252	6,701	6,040	5,328	4,967	4,301
813	73	60	385	86	—	50	—	13
3,982	4,967	5,001	3,915	4,026	3,637	3,099	2,747	2,309
260	219	211	238	245	181	144	164	175
337	277	258	286	272	199	168	171	192
(184)	32	155	211	169	134	91	65	40
98	230	583	87	86	(25)	7	(59)	51
—	27	363	431	74	—	12	—	—
3,819	5,198	6,055	4,596	4,328	3,728	3,185	2,746	2,383
1,388	1,665	1,926	1,104	1,342	1,174	997	863	765
$ 2,431	$ 3,533	$ 4,129	$ 3,492	$ 2,986	$ 2,554	$ 2,188	$ 1,883	$ 1,618
$ 2,431	$ 3,533	$ 4,129	$ 3,492	$ 2,986	$ 2,554	$ 2,176	$ 1,664	$ 1,618
—	—	—	—	—	—	—	—	1
$ 2,431	$ 3,533	$ 4,129	$ 3,492	$ 2,986	$ 2,554	$ 2,176	$ 1,664	$ 1,617
2,469	2,467	2,477	2,494	2,525	2,580	2,603	2,634	2,666
2,487	2,496	2,515	2,523	2,549	2,599	2,626	2,668	2,695
$ .98	$ 1.43	$ 1.67	$ 1.40	$ 1.18	$ .99	$ .84	$ .72	$ .61
.98	1.42	1.64	1.38	1.17	.98	.83	.71	.60
.98	1.43	1.67	1.40	1.18	.99	.84	.63	.61
.98	1.42	1.64	1.38	1.17	.98	.83	.62	.60
.64	.60	.56	.50	.44	.39	.34	.28	.24
58.25	67.00	66.69	52.63	37.13	25.75	22.31	20.94	20.06
$ 143,969	$ 165,190	$ 164,766	$ 130,575	$ 92,983	$ 65,711	$ 57,905	$ 54,728	$ 53,325
$ 1,812	$ 1,807	$ 1,843	$ 1,658	$ 1,315	$ 1,531	$ 1,078	$ 1,063	$ 1,117
4,267	3,669	3,743	3,550	4,336	4,080	3,729	3,526	2,890
438	381	384	442	421	382	333	310	254
1,069	863	1,093	990	937	878	800	1,083	792
21,623	19,145	16,881	16,112	15,004	13,863	11,998	11,040	10,185
854	687	801	1,116	1,141	1,426	1,428	1,120	985
6,227	5,149	3,875	4,513	4,064	3,509	3,100	3,207	2,288
9,513	8,403	7,274	6,125	5,369	5,228	4,570	3,881	4,236
15,740	13,552	11,149	10,638	9,433	8,737	7,670	7,088	6,524
39.6 %	38.0 %	34.8 %	42.4 %	43.1 %	40.2 %	40.4 %	45.2 %	35.1 %
32.2 %	28.1 %	22.0 %	31.6 %	32.3 %	25.5 %	29.0 %	33.1 %	24.2 %
27.1 %	45.1 %	61.6 %	60.8 %	56.4 %	52.1 %	51.8 %	46.4 %	41.3 %
18.2 %	30.2 %	39.5 %	36.8 %	34.9 %	32.8 %	31.2 %	29.4 %	27.5 %
65.0 %	41.9 %	33.6 %	35.7 %	37.2 %	39.4 %	40.6 %	44.3 %	39.5 %
$ 2,332	$ 1,876	$ 2,951	$ 2,215	$ 2,460	$ 2,356	$ 1,857	$ 875	$ 881
$ 1,128	$ 2,480	$ 3,325	$ 2,718	$ 2,291	$ 1,896	$ 1,549	$ 1,300	$ 1,073

[5] In 1994, we adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."
[6] In 1993, we adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits."
[7] In 1992, we adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."
[8] In 1992, we adopted SFAS No. 109 "Accounting for Income Taxes," by restating financial statements beginning in 1989.
[9] All years presented have been restated to exclude net cash flows related to acquisitions.



BOARD OF DIRECTORS

seated from left to right

Peter V. Ueberroth [1,4]
Chairman of the Contrarian Group, Inc. (a business management company) and Co-Chairman of the Pebble Beach Company

Douglas N. Daft [3]
Chairman, Board of Directors, and Chief Executive Officer of The Coca-Cola Company

Sam Nunn [2,3]
Partner in the law firm of King & Spalding and Co-Chairman and Chief Executive Officer of Nuclear Threat Initiative

Susan B. King [4,6]
Chairman of the Board of The Leadership Initiative of Duke University (non-profit consultants for leadership education)

standing from left to right

James B. Williams [2,3]
Chairman of the Executive Committee, retired Chairman of the Board of Directors and Chief Executive Officer of SunTrust Banks, Inc.

James D. Robinson III [5,6]
Co-founder, Chairman and CEO of RRE Investors, LLC and General Partner of RRE Ventures GP II, LLC (private information technology venture investment firms) and Chairman of Violy, Byorum & Partners Holdings, LLC (a private financial advisory and investment banking firm) and President of JD Robinson, Inc.

Cathleen P. Black [1,4,6]
President of Hearst Magazines

Paul F. Oreffice [2,4,5]
Retired Chairman of the Board of Directors and Chief Executive Officer of The Dow Chemical Company

Herbert A. Allen [2,3]
President, Chief Executive Officer, Director and Managing Director of Allen & Company Incorporated (a privately held investment banking firm)

Donald F. McHenry [3,5,6]
Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service of Georgetown University and President of The IRC Group, LLC

Ronald W. Allen [1,3,5]
Consultant to and Advisory Director, retired Chairman of the Board of Directors, President and Chief Executive Officer of Delta Air Lines, Inc.

Warren E. Buffett [1,2]
Chairman of the Board of Directors and Chief Executive Officer of Berkshire Hathaway Inc. (a diversified holding company)

[1] Audit Committee
[2] Finance Committee
[3] Executive Committee
[4] Compensation Committee
[5] Committee on Directors
[6] Public Issues & Diversity Review Committee

CORPORATE OFFICERS

Executive Committee

Douglas N. Daft [1]
Chairman, Board of Directors, and Chief Executive Officer

Brian G. Dyson [1]
Vice Chairman and Chief Operating Officer

Alexander R.C. (Sandy) Allan [1]
Executive Vice President, President and Chief Operating Officer, Europe, Eurasia & Middle East

Jeffrey T. Dunn [1]
Executive Vice President, President and Chief Operating Officer, Americas

Gary P. Fayard [1]
Senior Vice President and Chief Financial Officer

Steven J. Heyer [1]
Executive Vice President, President and Chief Operating Officer, Coca-Cola Ventures

Stephen C. Jones [1]
Senior Vice President and Chief Marketing Officer

Mary E. Minnick [1]
Executive Vice President, President and Chief Operating Officer, Asia

Deval L. Patrick [1]
Executive Vice President and General Counsel

Carl Ware [1]
Executive Vice President, Public Affairs and Administration

Executive Vice Presidents

Alexander R.C. (Sandy) Allan [1]
Jeffrey T. Dunn [1]
Steven J. Heyer [1]
Mary E. Minnick [1]
Deval L. Patrick [1]
Carl Ware [1]

Senior Vice Presidents

Gary P. Fayard [1]
Ingrid S. Jones
Stephen C. Jones [1]
Patricia V. Powell
Coretha M. Rushing

Vice Presidents

Vinita Bali
Rudy M. Beserra
Ellen Bovarnick
Charlene Crusoe-Ingram
Daniel B. Dennison
Charles B. Fruit
Eddie R. Hays
Janet A. Howard
James A. Hush
Juan D. Johnson
Geoffrey J. Kelly
O. Alan Kisling
Donald R. Knauss
Connie D. McDaniel [1]
Mark H. Moreland
Mark M. O'Shaughnessy
Linda Peek Schacht
Mary M. G. Riddle
Donald W. Short
Connell Stafford, Jr.
David M. Taggart
Clyde C. Tuggle
Steve M. Whaley
Bonnie P. Wurzbacher
Frederick P. Yochum

Gary P. Fayard [1]
Chief Financial Officer

David M. Taggart
Treasurer

Connie D. McDaniel [1]
Controller

Susan E. Shaw
Secretary

OPERATIONS

Africa Group
Alexander B. Cummings, Jr.
President

North & West Africa Division
Rafik J. Cressaty
President

Southern & East Africa Division
Douglas A. Jackson
President

Strategic Business Units (SBU)

Americas
Jeffrey T. Dunn
President and Chief Operating Officer

North America Division
J.A.M. (Sandy) Douglas, Jr.
President

Fountain Division
Thomas A. (Tom) Moore, Jr.
President

Brazil Division
Stuart F. Cross
President

South Latin America Division
Glenn Jordan
President

North Latin America Division
José Octavio Reyes
President

Asia
Mary E. Minnick
President and Chief Operating Officer

Pacific Rim Group
James E. Chestnut
President

Japan Division
Masahiko Uotani
President

Philippines Division
James G. Harting
President

South Pacific Division
Michael A. Clarke
President

East & South Asia Group
Patrick T. Siewert
President

China Division
Steve K.W. Chan
Chairman

Paul Etchells
President

India Division
Alexander P. von Behr
President

Southeast & West Asia Division
James M. Adams
President

Europe, Eurasia & Middle East
Alexander R.C. (Sandy) Allan
President and Chief Operating Officer

Nordic & Baltic Division
Javier Benito
President

Iberian Division
Marcos De Quinto
President

Benelux & France Division
Marc Mathieu
President

Great Britain & Ireland Division
N. Thompson (Tom) Long
President

German Division
Göetz-Michael Mueller
President

Central Europe, Eurasia & Middle East Group
Cem M. Kozlu
President

Eurasia Division
Ahmet C. Bozer
President

Italy & Alpine Division
Kyriakos (Kerry) Anastassiadis
President

Central Europe & Russia Division
Robert Leechman
President

Southeast Europe Division
Deryck van Rensburg
President

European Public Affairs
José Nũnez-Cérvera
President

Coca-Cola Ventures
Steven J. Heyer
President and Chief Operating Officer

The Minute Maid Company
Donald W. Short
President and Chief Executive Officer

Minute Maid Americas
Donald R. Knauss
President and Chief Executive Officer

Beverage Partners Worldwide*
Hans Savonije
Chief Executive Officer

[1] Officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.
* A joint venture in which The Coca-Cola Company owns a 50 percent equity interest.

COMMON STOCK

Ticker symbol: KO
The Coca-Cola Company is one of 30 companies in the Dow Jones Industrial Average.
Share owners of record at year end: 371,794
Shares outstanding at year end: 2.49 billion

STOCK EXCHANGES

Inside the United States:
Common stock listed and traded: New York Stock Exchange, the principal market for our common stock.
Common stock traded: Boston, Chicago, Cincinnati, Pacific and Philadelphia stock exchanges.

Outside the United States:
Common stock listed and traded: the German exchange in Frankfurt and the Swiss exchange in Zurich.

DIVIDENDS

At its February 2002 meeting, our Board increased our quarterly dividend to 20 cents per share, equivalent to an annual dividend of 80 cents per share. The Company has increased dividends each of the last 40 years.

The Coca-Cola Company normally pays dividends four times a year, usually on April 1, July 1, October 1 and December 15. The Company has paid 323 consecutive quarterly dividends, beginning in 1920.

SHARE-OWNER ACCOUNT ASSISTANCE

For address changes, dividend checks, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings and the Dividend and Cash Investment Plan, please contact:
Registrar and Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Toll-free: (888) COKESHR (265-3747)
For hearing impaired: (201) 222-4955
E-mail: cocacola@equiserve.com
Internet: www.equiserve.com

DIVIDEND AND CASH INVESTMENT PLAN

The Dividend and Cash Investment Plan permits share owners of record to reinvest dividends from Company stock in shares of The Coca-Cola Company. The Plan provides a convenient, economical and systematic method of acquiring additional shares of our common stock. All share owners of record are eligible to participate. Share owners also may purchase Company stock through voluntary cash investments of up to $125,000 per year.

At year end, 76 percent of the Company's share owners of record were participants in the Plan. In 2001, share owners invested $36 million in dividends and $31 million in cash in the Plan.

If your shares are held in street name by your broker and you are interested in participating in the Dividend and Cash Investment Plan, you may have your broker transfer the shares to EquiServe Trust Company, N.A., electronically through the Direct Registration System.

For more details on the Dividend and Cash Investment Plan, please contact the Plan Administrator, EquiServe, or visit the investor section of our Company's Web site, www.coca-cola.com, for more information.

SHARE-OWNER INTERNET ACCOUNT ACCESS

Share owners of record may access their accounts via the Internet to obtain share balance, conduct secure transactions, request printable forms and view current market value of their investment as well as historical stock prices.

To log on to this secure site and request your initial password, go to www.equiserve.com and click on "Account Access."

ANNUAL MEETING OF SHARE OWNERS

April 17, 2002, 9:30 a.m., local time
The Theater at Madison Square Garden
Seventh Avenue between W. 31st and W. 33rd Streets
New York, New York

CORPORATE OFFICES

The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313

INSTITUTIONAL INVESTOR INQUIRIES

(404) 676-5766

INFORMATION RESOURCES

Internet
Our Web site, www.coca-cola.com, offers information about our financial performance, news about the Company and brand experiences.

Publications
The Company's Annual Report, Proxy Statement, Form 10-K and Form 10-Q reports are available free of charge upon request from our Industry and Consumer Affairs Department at the Company's corporate address, listed above.

Hotline
The Company's hotline, (800) INVSTKO (468-7856), offers taped highlights from the most recent quarter and may be used to request the most up-to-date quarterly results news release.

Audio Annual Report
An audiocassette version of this report is available without charge as a service to the visually impaired. To receive a copy, please contact our Industry & Consumer Affairs Department at (800) 571-2653.

Duplicate Mailings
If you are receiving duplicate or unwanted copies of our Annual Report, please contact EquiServe at
(888) COKESHR (265-3747).

Bottling Partner or Bottler: businesses—generally, but not always, independently owned—that buy concentrates or syrups from the Company, convert them into finished packaged products and sell them to customers.

Carbonated Soft Drink: nonalcoholic carbonated beverage containing flavorings and sweeteners. Excludes waters and flavored waters, juices and juice-based beverages, sports drinks, and teas and coffees.

The Coca-Cola System: The Company and its bottling partners.

Company: The Coca-Cola Company together with its subsidiaries.

Concentrate or Beverage Base: material manufactured from Company-defined ingredients and sold to bottlers to prepare finished beverages marketed under trademarks of the Company through the addition of sweeteners and/or water.

Consolidated Bottling Operation (CBO): bottler in which the Company holds a controlling interest. The bottler's financial results are consolidated into the Company's financial statements.

Consumer: person who drinks Company products.

Cost of Capital: blended cost of equity and borrowed funds used to invest in operating capital required for business.

Customer: retail outlet, restaurant or other operation that sells or serves Company products directly to consumers.

Derivatives: contracts or agreements, the value of which is linked to interest rates, exchange rates, prices of securities, or financial or commodity indices. The Company uses derivatives to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

Dividend Payout Ratio: calculated by dividing cash dividends on common stock by net income available to common share owners.

Economic Profit: income from continuing operations, after giving effect to taxes and excluding the effects of interest, in excess of a computed capital charge for average operating capital employed.

Economic Value Added: growth in economic profit from year to year.

Fountain: system used by retail outlets to dispense product into cups or glasses for immediate consumption.

Free Cash Flow: cash provided by operations less cash used in business reinvestment. The Company uses free cash flow along with borrowings to pay dividends, make share repurchases and make acquisitions.

Gallons: unit of measurement for concentrates, syrups and other beverage products (expressed in equivalent gallons of syrup) included by the Company in unit-case volume.

Gross Margin: calculated by dividing gross profit by net operating revenues.

Interest Coverage Ratio: income before taxes (excluding unusual items) plus interest expense, divided by the sum of interest expense and capitalized interest.

KO: the ticker symbol for common stock of The Coca-Cola Company.

Market: geographic area in which the Company and its bottling partners do business, often defined by national boundaries.

Net Capital: calculated by adding share-owners' equity to net debt.

Net Debt: calculated by subtracting from debt the sum of cash, cash equivalents, marketable securities and certain temporary bottling investments, less the amount of cash determined to be necessary for operations.

Noncarbonated Beverages: nonalcoholic noncarbonated beverages including, without limitation, waters and flavored waters, juices and juice-based beverages, sports drinks, and teas and coffees.

Operating Margin: calculated by dividing operating income by net operating revenues.

Per Capita Consumption: average number of eight-U.S.-fluid-ounce servings consumed per person, per year in a specific market. Per capita consumption of Company products is calculated by multiplying our unit-case volume by 24, and dividing by the population.

Return on Capital: calculated by dividing income from continuing operations (before changes in accounting principles, adding back interest expense) by average total capital.

Return on Common Equity: calculated by dividing income from continuing operations (before changes in accounting principles, less preferred stock dividends) by average common share-owners' equity.

Serving: eight U.S. fluid ounces of a beverage.

Syrup: concentrate mixed with sweetener and water, sold to bottlers and customers who add carbonated water to produce finished carbonated soft drinks.

Total Capital: equals share-owners' equity plus interest-bearing debt.

Total Market Value of Common Stock: stock price as of a date multiplied by the number of shares outstanding as of the same date.

Unit Case: unit of measurement equal to 24 eight-U.S.-fluid-ounce servings.

Unit Case Volume, or Volume: the number of unit cases (or unit case equivalents) of Company trademark or licensed beverage products directly or indirectly sold by the Coca-Cola bottling system or by the Company to customers. Includes (i) beverage products bearing trademarks licensed to the Company and (ii) certain key products owned by Coca-Cola system bottlers.

Environmental Statement: Our Company's approach to environmental issues is guided by a simple principle: We will conduct our business in ways that protect and preserve the environment. Throughout our organization, our employees at all levels are determined to integrate our Company's environmental management system (eKOsystem) throughout all business units worldwide. We use the results of research and new technology to minimize the environmental impact of our operations, products and packages. And, we seek to cooperate with public, private and governmental organizations in pursuing solutions to environmental challenges, directing our Company's skills, energies and resources to activities and issues where we can make a positive and effective contribution.

Equal Opportunity Policy: The Coca-Cola Company and its subsidiaries employed approximately 38,000 employees as of December 31, 2001. We maintain a long-standing commitment to equal opportunity, affirmative action and valuing the diversity of our employees, share owners, customers and consumers. The Company strives to create a working environment free of discrimination and harassment with respect to race, sex, color, national origin, religion, age, sexual orientation, disability, status as a special disabled veteran, a veteran of the Vietnam era, or other covered veteran. The Company also makes reasonable accommodations in the employment of qualified individuals with disabilities. The Company maintains ongoing contact with labor and employee associations to develop relationships that foster responsive and mutually beneficial discussions pertaining to labor issues. These associations have provided a mechanism for positive industrial relations. In addition, we provide fair marketing opportunities to all suppliers and maintain programs to increase transactions with firms that are owned and operated by minorities and women.

The Coca-Cola Company